UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2011

Commission File Number:  001-34477

AUTOCHINA INTERNATIONAL LIMITED
(Translation of registrant’s name into English)

No.322, Zhongshan East Road
Shijiazhuang, Hebei
    People’s Republic of China
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the future financial performance of AutoChina International Limited (the “Company”). The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

The forward-looking statements included in this Form 6-K are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations; changing legislation or regulatory environments; requirements or changes affecting the businesses in which the Company is engaged; industry trends, including factors affecting supply and demand; labor and personnel relations; credit risks affecting the Company's revenue and profitability; changes in the commercial vehicle industry; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles;  general economic conditions; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

Results of Operations and Financial Condition.

Following this cover page are the unaudited consolidated financial results for the three month period ended March 31, 2011 of the Company.

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands except share and per share data)

	March 31,	December 31,
	2011	2010
	(unaudited)	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$86,088	$30,931
Accounts receivable, net of provision for doubtful debts of $1,740 and $1,464, respectively	26,311	22,101
Inventories	1,079	1,412
Deposits for inventories	970	1,003
Prepaid expenses and other current assets	12,850	17,113
Prepaid expenses, related parties	9	604
Current maturities of net investment in sales-type leases, net of provision for doubtful debts of $735 and $281, respectively	305,757	282,108
Deferred income tax assets	1,174	618
Total current assets	434,238	355,890

Property, equipment and leasehold improvements, net	2,818	2,669
Deferred income tax assets	420	64
Net investment in sales-type leases, net of current maturities	150,081	142,005

Total assets	$587,557	$500,628

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	$156,076	$117,485
Accounts payable	1,284	911
Accounts payable, related parties	57,467	16,202
Other payables and accrued liabilities	9,586	7,425
Due to affiliates	67,813	77,295
Customer deposits	2,287	1,198
Income tax payable	4,611	7,147
Deferred income tax liabilities	3,026	—
Total current liabilities	302,150	227,663

Long term debt
Deferred income tax liabilities	397	614
Other long-term liabilities	286	—
Long-term borrowings	42,706	42,485
Total liabilities	345,539	270,762

Commitment and Contingency

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS - Continued
(in thousands except share and per share data)

	March 31,	December 31,
	2011	2010
	(unaudited)	(unaudited)
Shareholders’ equity
Preferred shares, $0.001 par value authorized - 1,000,000 shares; issued - none	—	—
Ordinary shares - $0.001 par value authorized - 50,000,000 shares; issued and outstanding – 19,615,766 shares and 19,615,766 shares at March 31, 2011 and December 31, 2010, respectively	20	20
Additional paid-in capital	170,809	169,842
Retained earnings	62,435	52,437
Accumulated other comprehensive income	8,754	7,567
Total shareholders’ equity	242,018	229,866

Total liabilities and shareholders’ equity	$587,557	$500,628

The accompanying notes are an integral part of these condensed consolidated statements.

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Unaudited)
(in thousands except share and per share data)

	Three months ended March 31,
	2011	2010

Revenues
Commercial vehicles	116,642	$110,498
Finance and insurance	19,591	9,607
Agency revenue, related parties	—	627
Total revenues	136,233	120,732

Cost of sales
Commercial vehicles	32,130	24,578
Commercial vehicles, related parties	80,868	80,303
Total	112,998	104,881

Gross profit	23,235	15,851

Operating expenses
Selling and marketing	1,746	1,215
General and administrative	5,149	3,224
Interest expense	3,323	1,612
Interest expense - related parties	643	1,646
Other income, net	(600)	(121)
Total operating expenses	10,261	7,576

Income from operations	12,974	8,275

Other income (expense), net
Interest income	23	413

Income from operations before income taxes	12,997	8,688

Income tax provision	2,999	2,442

Net income	9,998	$6,246

Earnings (loss) per share
Basic	$0.51	$0.43
Diluted	$0.50	$0.33

Weighted average shares outstanding
Basic	19,615,766	14,614,434
Diluted	20,121,712	18,702,904

The accompanying notes are an integral part of these condensed consolidated statements.

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(in thousands except share data)
	Ordinary Shares		Additional Paid-in	Treasury Stock		Statutory	Retained	Accumulated Other Comprehensive	Total	Comprehensive
	Shares	Amount	Capital	Shares	Amount	Reserves	Earnings	Income	Equity	Income

Balance, December 31, 2009	13,017,283	$13	$91,660	—	$—	$—	$14,929	$673	$107,275

Shares issued for cash	2,000,000	2	66,240	—	—	—	—	—	66,242	—
Exercise of warrants	2,059,127	2	10,294	—	—	—	—	—	10,296	—
Shares issued to AutoChina Group Inc’s former shareholders for earn out shares	2,603,456	3	(3)	—	—	—	—	—	—	—
Share repurchase	—	—	—	(64,100)	(1,630)	—	—	—	(1,630)	—
Stock retired	(64,100)	—	(1,630)	64,100	1,630	—	—	—	—	—
Other comprehensive income:
Foreign currency translation adjustments	—	—	—	—	—	—	—	7,176	7,176	7,176
Income tax expense related to items of other comprehensive income	—	—	—	—	—	—	—	(282)	(282)	(282)
Stock-based compensation	—	—	3,281	—	—	—	—	—	3,281	—
Net income for the year ended December 31, 2010	—	—	—	—	—	—	37,508	—	37,508	37,508
Comprehensive income										$44,402
Balance, December 31, 2010 (unaudited)	19,615,766	$20	$169,842	—	$—	$—	$52,437	$7,567	$229,866
Other comprehensive income:
Foreign currency translation adjustments	—	—	—	—	—	—	—	1,200	1,200	1,200
Income tax expense related to items of other comprehensive income	—	—	—	—	—	—	—	(13)	(13)	(13)
Stock-based compensation	—	—	967	—	—	—	—	—	967	—
Net income for the period ended March 31, 2011	—	—	—	—	—	—	9,998	—	9,998	9,998
Comprehensive income										$11,185
Balance, March 31, 2011 (unaudited)	19,615,766	$20	$170,809	—	$—	$—	$62,435	$8,754	$242,018

The accompanying notes are an integral part of these condensed consolidated statements.

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
(in thousands)

	Three months ended March 31,
	2011	2010
Cash flow from operating activities:

Net income	$9,998	$6,246

Adjustments to reconcile net income attributable to shareholders to net cash used in operating activities:
Depreciation and amortization	306	215
Provision for bad debts	730	206
Deferred income taxes	1,889	1,748
Stock-based compensation expenses	967	735

Changes in operating assets and liabilities, net of acquisitions and divestitures:
Accounts receivable	(4,354)	(369)
Note receivable	—	(1,120)
Net investment in sales-type leases	(29,577)	(54,831)
Inventories	339	(465)
Deposits for inventories	38	9,276
Prepaid expense and other current assets	(4,666)	(532)
Trade notes payable	—	(12,450)
Accounts payable	367	(961)
Other long-term liabilities	285	—
Other payable and accrued liabilities	2,113	541
Customers deposits	1,078	1,720
Income tax payable	(2,562)	(179)

Net cash used in operating activities	(23,049)	(50,220)

Cash flow from investing activities:

Purchase of property, equipment and leasehold improvements	(440)	(319)
Increase in restricted cash	—	(2,664)
Decrease in security deposits	9,000	—

Net cash provided by (used in) investing activities	8,560	(2,983)

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited) - Continued
(in thousands)
	Three months ended March 31,
	2011	2010
Cash flow from financing activities:

Proceeds from borrowings	73,198	50,982
Repayments of borrowings	(35,388)	(8,788)
Proceeds from affiliates	61,570	—
Repayment to affiliates	(71,414)	(9,479)
Proceeds from accounts payable, related parties	80,857	2,281
Repayment to accounts payable, related parties	(39,258)	—
Issue of shares on exercise of warrants	—	10,296
Issue of shares for cash, net of offering costs of $3,680	—	66,320

Net cash provided by financing activities	69,565	111,612

Net cash provided by operating, financing and investing activities	55,076	58,409

Effect of foreign currency translation on cash	81	(7)

Net increase in cash and cash equivalents	55,157	58,402

Cash and cash equivalents, beginning of the period	30,931	36,768

Cash and cash equivalents, end of the period	86,088	95,170

Supplemental disclosure of cash flow information:
Interest paid	$2,453	$3,665
Income taxes paid	$3,639	$3,380

The accompanying notes are an integral part of these condensed consolidated statements.

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
Three Months Ended March 31, 2011 and 2010
(in thousands except share and per share data)

NOTE 1 - BACKGROUND

AutoChina International Limited, formerly Spring Creek Acquisition Corp. (the “Company” or “AutoChina”) was incorporated in the Cayman Islands on October 16, 2007 as a “blank check” company formed for the purpose of acquiring, through a merger, stock exchange, asset acquisition or other similar business combination, or control through contractual arrangements, one or more operating business located in the Greater China region, which includes Hong Kong, Macau and Taiwan.

On February 4, 2009, the Company entered into a share exchange agreement with AutoChina Group Inc. (“ACG”) and the selling shareholders party thereto (“Sellers”), which owned 100% of the issued and outstanding equity securities of ACG (the “Share Exchange Agreement”). On April 9, 2009, the Company acquired all of the outstanding securities of ACG, resulting in AutoChina becoming a wholly owned subsidiary of the Company (the “Business Combination”). In conjunction with the acquisition, the Company subsequently changed its name to AutoChina International Limited. Pursuant to the earn-out provision of the Share Exchange Agreement, the Company may be required annually to issue to the former shareholder of ACG up to 20% of the number of ordinary shares outstanding as of December 31, through December 31, 2011. The percentage of shares to be issued shall be determined based upon the Company’s financial results each year, measured in accordance with an established formula. (See “Note 14”). On February 16, 2011, the Company reached an agreement with ACG’s former ultimate shareholder, Honest Best Int’l Ltd. (“Honest Best”), to amend the earn-out share provision of the Share Exchange Agreement.

Until December 2009, AutoChina consisted of two primary reportable segments: the commercial vehicle sales, servicing, leasing and support segment and the automotive dealership segment. AutoChina was a full-service, integrated retailer of consumer automobiles and related services and provider of commercial vehicle sales, servicing, leasing and support and related services under the “Kaiyuan Auto” brand name. Through its strategically located network of automotive dealerships and commercial vehicle sales, servicing, leasing and support centers located in the People’s Republic of China (the “PRC” or “China”), AutoChina provided one-stop service for the needs of its customers, including retail sales of new and used consumer automobiles, aftermarket parts sales, service and repair facilities, commercial vehicle financing and related administrative services. In December 2009, the Company sold its consumer automotive dealership business. As of March 31, 2011, the Company's operations comprise a single reporting segment: commercial vehicle sales, servicing, leasing and support.

The Company’s commercial vehicle sales, servicing, leasing and support business was mainly operated by Hebei Shijie Kaiyuan Logistics Co., Ltd., Hebei Shijie Kaiyuan Auto Trade Co., Ltd. (“Kaiyuan Auto Trade”) and their subsidiaries (collectively referred to as the “Auto Kaiyuan Companies”) which are limited liability corporations established under the laws of the PRC. On November 26, 2008, through the Company’s wholly owned subsidiary, Hebei Chuanglian Finance Leasing Co., Ltd. (formerly known as Hebei Chuanglian Trade Co., Ltd. (“Chuanglian”)), the Company executed a series of contractual arrangements with the Auto Kaiyuan Companies and their shareholder (the “Enterprise Agreements”). Pursuant to the Enterprise Agreements, the Company had exclusive rights to obtain the economic benefits and assume the business risks of the Auto Kaiyuan Companies from their shareholders, and generally had control of the Auto Kaiyuan Companies. The Auto Kaiyuan Companies were considered as VIEs and the Company was the primary beneficiary. The Company’s relationships with the Auto Kaiyuan Companies and their shareholder were governed by the Enterprise Agreements between Chuanglian and each of the Auto Kaiyuan Companies, which were the operating companies of the Company in the PRC. Until September 2009, the Company conducted its leasing business through Auto Kaiyuan Companies, and these VIEs hold contractual rights of cash flows of leases initiated during that period.

Commencing in late September 2009, the Company began to implement a commercial vehicle financing structure through its VIE, Hebei Chuangjie Trading Co., Ltd. (“Chuangjie Trading”). Under this commercial vehicle financing structure, Chuangjie Trading has engaged CITIC Trust Co. Ltd. (the “Trustee”), a division of the CITIC Group, to act as trustee for a trust fund set up for the benefit of Chuangjie Trading (the “Trust Fund”). The Trustee is responsible for the management of the funds invested in the Trust Fund, and the Trust Fund will be used in purchasing commercial vehicles from Kaiyuan Auto Trade. Pursuant to the Trust Fund documents each use of the Trust Fund (e.g. to purchase of a commercial vehicle) requires a written order to the Trustee from Chuangjie Trading. Under this commercial vehicle financing structure, the commercial vehicle purchase order is issued (upon completion of credit checks) by a local center to Chuangjie Trading who then instructs the Trustee to place the order for the vehicle with Kaiyuan Auto Trade. Upon the issuance of a commercial vehicle purchase order, the Trustee, Kaiyuan Auto Trade and the relevant local center enters into a Sale and Management Agreement, and the Trustee, relevant local center and customer lessee enters into a Lease and Management Agreement governing each commercial vehicle purchase. This structure allows the Company to promote its leasing business by using the name of the Trustee, and enabled it to start a lease securitization program with the Trustee, which provides an additional source of financing.

Under the Sale and Management Agreements and Lease and Management Agreements, the parties agree that: (1) the Trustee will deliver the funds for the purchase of the commercial vehicle and instruct Kaiyuan Auto Trade to have the vehicle delivered directly to the lessee; (2) the local center will hold title to the commercial vehicle for the benefit of the Trustee for the term of the lease and will provide services to the lessee including maintaining the vehicle legal records (registration, tax invoices, etc.), assisting the end user in performing annual inspections, renewing the vehicle’s license, purchasing insurance, and making insurance claims; (3) the lessee will be responsible for the costs associated with the lease of the truck and with the maintenance and administrative services contracted out by the local center; and (4) upon the completion of the lease and payment in full by the lessee of all fees, the local center will transfer title to the vehicle to the lessee upon the lessee’s request. Under the Lease and Management Agreement, the Trust Fund is entitled to future receivables under a lease, while Chuangjie Trading is entitled to the economic benefits of the Trust Fund as the trust beneficiary. The change of commercial vehicle financing structure did not have a material effect on the Company’s financial position or results of operations.

Commencing in December 2010, the Company began to commence leasing business of commercial vehicles directly through its subsidiaries, Chuanglian and Ganglian Finance Leasing Co., Ltd. (“Ganglian Finance Leasing”). Under this new business model, Chuanglian and Ganglian Finance Leasing (the “Lessor”) purchased the commercial vehicles from Kaiyuan Auto Trade and Hebei Xuhua Trading Co., Ltd., then leasing the commercial vehicles to the customer lessees directly. The Lessor, the relevant local center and customer lessee will enter into a Lease and Management Agreement governing each commercial vehicle purchase. Under the Lease and Management Agreements, the parties agree that: (1) the local center will hold title to the commercial vehicle for the benefit of the Lessor for the term of the lease and will provide services to the lessee including maintaining the vehicle legal records (registration, tax invoices, etc.), assisting the end user in performing annual inspections, renewing the vehicle’s license, purchasing insurance, and making insurance claims; (2) the lessee will be responsible for the costs associated with the lease of the truck and with the maintenance and administrative services contracted out by the local center; and (3) upon the completion of the lease and payment in full by the lessee of all fees, the local center will transfer title to the vehicle to the lessee upon the lessee’s request. As of March 31, 2011, the Company operates the leasing business through the existing commercial vehicle financing structures where CITIC Trust acts as an intermediary as well as directly through the subsidiaries.

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Statement Preparation and Presentation:

The Business Combination was accounted for as a reverse recapitalization since, immediately following completion of the transaction, the shareholders of ACG immediately prior to the Business Combination had effective control of the Company through (1) their majority shareholder interest in the combined entity, (2) significant representation on the Board of Directors (initially two out of five members), with three other board members being independent of both the Company and ACG, and (3) being named to all of the senior executive positions. For accounting purposes, ACG was deemed to be the accounting acquirer in the transaction and, consequently, the transaction was treated as a recapitalization of ACG (i.e., a capital transaction involving the issuance of stock by the Company for the stock of AutoChina). Accordingly, the combined assets, liabilities and results of operations of ACG became the historical financial statements of the Company at the closing of the transaction, and the Company’s assets (primarily cash and cash equivalents), liabilities and results of operations were consolidated with ACG beginning on the acquisition date. No step-up in basis or intangible assets or goodwill was recorded in this transaction. All direct costs of the transaction were charged to operations in the period that such costs were incurred.

The consolidated financial statements issued following a reverse acquisition are those of the accounting acquirer for all periods presented, and are retroactively adjusted to reflect the capital structure of the legal parent, the accounting acquiree.  Comparative information presented in those consolidated financial statements is also retroactively adjusted to reflect the capital structure of the legal parent, the accounting acquiree.

Unaudited Interim Financial Information

The accompanying unaudited condensed consolidated financial statements have been prepared by the Company, pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) and generally accepted accounting principles for interim financial reporting. The information furnished herein reflects all adjustments (consisting of normal recurring accruals and adjustments) which are, in the opinion of management, necessary to fairly state the operating results for the respective periods. Certain information and footnote disclosures normally present in annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted pursuant to such rules and regulations. These consolidated financial statements should be read in conjunction with the audited consolidated financial statements and footnotes included in the Company’s filings with the SEC. The results of operations for the three months ended March 31, 2011 are not necessarily indicative of the results to be expected for the full year ending December 31, 2011.

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, VIEs and the Trust Fund. All significant inter-company balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with general accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The most significant estimates and related assumptions include the assessment of the provision for doubtful accounts, the assessment of the impairment of tangible long-lived assets, the assessment of the valuation allowance on deferred tax assets and the assessment of the fair value of the commercial vehicles in used for the revenue recognition by reference with the retailed market price. Actual results could differ from these estimates.

Currency Reporting

The Company use U.S. dollar as its functional currency. The Company’s operations in China and Hong Kong use the local currencies - Renminbi (“RMB”) and Hong Kong dollar as its functional currencies whereas amounts reported in the accompanying consolidated financial statements and disclosures are stated in U.S. dollars, the reporting currency of the Company, unless stated otherwise. As such, the consolidated balance sheets of the Company have been translated into U.S. dollars at the current rates listed by the People’s Bank of China as of March 31, 2011 and December 31, 2010 and the consolidated statements of operations for the three months ended March 31, 2011 and 2010 have been translated into U.S. dollars at the average rates during the periods the transactions were recognized. The resulting translation adjustments are recorded as other comprehensive income in the consolidated statement of shareholders’ equity and comprehensive income and as a separate component of shareholders’ equity.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, cash equivalents include all highly liquid debt instruments with original maturities of three months or less which are not securing any corporate obligations. As of March 31, 2011 and December 31, 2010, the majority of cash, including restricted cash, was in RMB on deposit in PRC financial institutions under the Company’s PRC VIEs and subsidiaries. Cash remittance in or out of the PRC are subject to the PRC foreign exchange control regulations pursuant to which PRC government approval is required for the Company to receive funds from or distribute funds outside the PRC.

As of March 31, 2011 and December 31, 2010, $6,589 and $20,842 of cash and cash equivalents are held by the Company’s VIEs. These cash balances cannot be transferred to the Company by dividend, loan or advance according to existing PRC laws and regulations. However, these cash balances can be utilized by the Company for its normal operations pursuant to the Enterprise Agreements.

Accounts Receivable

Accounts receivable, which are unsecured, are stated at the amount the Company expects to collect from the value added services and the past due net investment in sales-type leases. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company evaluates the collectability of its receivable based on a combination of factors, including customer credit-worthiness, residual value of the commercial vehicles under lease and historical collection experience. Management reviews the receivable and adjusts the allowance based on historical experience, financial condition of the customer and other relevant current economic factors. Recognition of income is suspended and lease is placed on non-accrual status when management determines that collection of future income is not probable. Accrual is resumed, and previously suspended income is recognized, when the lease becomes contractually current and/or collection doubts are removed. Cash receipts on impaired leases are recorded against the receivable and then to any unrecognized income.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of accounts receivable from sales of commercial vehicles and investment in sales-type leases. Credit risk concentration with respect to accounts receivables and investments in leases is reduced because a large number of diverse customers over a wide geographic area make up the Company’s customer base.

Inventories

Inventories are stated at the lower of cost or market. The Company uses the specific identification method to value commercial vehicles and the first-in, first-out method (“FIFO”) to account for parts inventories.  A reserve of specific inventory units and parts inventories is maintained where the cost exceeds the estimated net realizable value.

Deposits for Inventories

Deposits for inventories are cash advances made to automobile manufacturers for the purchase of commercial vehicles.

Property, Equipment and Leasehold Improvements

Property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives. All depreciation is included in operating expenses on the accompanying consolidated statements of operations. Leasehold improvements are capitalized and amortized over the lesser of the life of the lease or the useful life of the related asset.

The estimated useful lives of property, equipment and leasehold improvements are as follows:

Useful life

Furniture and fixtures	5 - 10 years
Company automobiles	3 - 5 years
Leasehold improvements	Over the lease term

Expenditures for major additions or improvements that extend the useful lives of assets are capitalized. Minor replacements, maintenance and repairs that do not improve or extend the lives of such assets are expensed as incurred.

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition where the fair value is lower than the carrying value, measurement of an impairment loss is recognized in the statements of operations for the difference between the fair value, using the expected future discounted cash flows, and the carrying value of the assets. No impairment of long-lived assets was recognized for the periods presented.

Fair Value of Financial Instruments

Financial instruments consist primarily of cash and cash equivalents,  accounts receivable, accounts payable, due to affiliates and short-term borrowings. The carrying amounts of these items at March 31, 2011 and December 31, 2010 approximated their fair values because of the short maturity of these instruments or existence of variable interest rates, which reflect current market rates.

Effective on January 1, 2008, the Company adopted changes to fair value accounting and reporting in ASC 820-10 (“ASC 820-10”) (previously SFAS No. 157) which provide a framework for measuring fair value under U.S. GAAP and expanded disclosure requirements about assets and liabilities measured at fair value. ASC 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (also referred to as an exit price). ASC 820-10 establishes a hierarchy for inputs used in measuring fair value that gives the highest priority to observable inputs and the lowest priority to unobservable inputs. Valuation techniques used to measure fair value shall maximize the use of observable inputs.

When available, the Company measures the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information the Company obtains from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, the Company generally estimates fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Company’s evaluation of those factors changes. Although the Company uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. In these cases, a minor change in an assumption could result in a significant change in its estimate of fair value, thereby increasing or decreasing the amounts of the Company’s consolidated assets, liabilities, shareholders’ equity and net income or loss.

Lease Securitization Borrowings

Lease securitization borrowings are recorded as the liabilities of the Company upon the obligation exists. According to the lease securitization program entered by the Company with the Trustee, the lease receivable (transferred assets) related to the lease securitization borrowing are not derecognized upon performing the securitization, since the asset derecognition criterions stated in ASC 860-20, “Sales of Financial Assets” are not met. Detailed guidelines to indicate the transferor has surrendered control over transferred assets if the following conditions are met: (i) if the transferred asset is legally isolated; (ii) if the transferee has the rights to pledge or exchange the transferred assets; and (iii) if the transferor does not maintain effective control over the transferred assets.

Comprehensive Income

GAAP generally requires that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities are reported as separate components of the equity section of the consolidated balance sheet, such items, along with net income, are components of comprehensive income or loss. The components of other comprehensive income or loss consist solely of foreign currency translation adjustments, net of the income tax effect.

Commitments and Contingencies

Liabilities for loss contingencies arising from claim assessments and litigation and other sources are recorded when it is probable that a liability has been incurred and the amount of assessment can be determined. In the opinion of management, after consultation with legal counsel, there are no claims assessments or litigation pending against the Company.

Revenue Recognition

The Company recognized the lease financing arrangement as a sales-type lease.  For the commercial vehicles financed by the Company, the Company recognized revenue when the following conditions are met: a) When the lease contract is signed, b) When the customer has taken possession of the vehicle, and c) Only if the collectability of owed amounts are reasonably assured. The Company recognized the revenue using the fair value of the commercial vehicles which is by reference with the retailed market price. The Company also records the sale of the GPS tracking unit sold to the lessee upon the transfer of the title and delivery of the product. These sales revenues are recorded as “Commercial Vehicles”.

The agency income generated from the purchase and sales of commercial vehicles and trading materials to affiliates are considered as agency sales and the revenue generated on such transactions are recorded upon the completion of the agency transaction. Under ASC 605-45, “Reporting Revenue Gross as a Principal versus Net as an Agent”, the sales transaction by the Company to its affiliates are considered as agency sales and the revenue generated on such transactions are recorded at net basis.

A membership fee is charged to all lessees for the privilege of utilizing the Company’s store branch network for services which include general support services, licensing and permit services, insurance services and registration services. The membership fee is charged and collected by the Company when a sales-type lease is signed. The Company records the amount as a deduction of minimum lease payment receivable. Revenue from our membership fee is deferred and recognized ratably over the term of the sales-type lease. The interest collected from the sale-type lease is recognized into revenue based on the effective interest rate method over the term of the financing arrangement. Management servicing fees are recognized when services are rendered. The Company also receives commissions from insurance institutions for referring its customers to buy auto insurance. Commission income is recorded when the insurance contract is signed and the insurance premium is paid to the insurance company. Revenue from our tires, fuel, insurance and second hand vehicles financing services that is charged and collected at the beginning of the financing period is deferred and recognized ratably based on the effective interest rate method over the term of the financing period.

The membership fee, interest from sales-type lease, management servicing fee, commission fee and revenues from tires, fuel and insurance financing services are recorded as “Finance and insurance”.

Penalty income generated from the lessees for late payment is recognized when the payment is overdue and the collectability is reasonably assured. This income is recorded as “Other income”.

Cost of Sales

Cost of sales consists of purchase price of the leased vehicle, less manufacturer’s incentives, plus the direct labour costs of the operation.

 Advertising

The Company expenses advertising costs as incurred, net of certain advertising credits and other discounts. Advertising expenses totaled approximately $3 and $12 for the three months ended March 31, 2011 and 2010, respectively, and are included in selling and marketing expense in the accompanying consolidated statements of income.

Income Taxes

Income taxes are accounted for using an asset and liability method.  Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carry forwards, and liabilities are measured using enacted tax rates in the applicable tax jurisdiction expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. Realization of the deferred tax asset is dependent on generating sufficient taxable income in future years.

Segment Reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief executive officer, in deciding how to allocate resources and assessing performance. All of the Company’s sales are generated in the PRC and substantially all of the Company’s assets are located in the PRC. The Company’s operations consist of one reporting and operating segment, the commercial vehicle sales, servicing, leasing and support business.

Earn-out Shares

Pursuant to an earn-out provision of the Share Exchange Agreement entered into in connection with the business combination between AutoChina Group Inc. and AutoChina International Limited (formerly Spring Creek Acquisition Corp.), the Company may be required annually to issue to the former shareholder of ACG up to 20% of the number of ordinary shares outstanding as of December 31, through December 31, 2011. The percentage of shares to be issued shall be determined based upon the Company’s financial results each year, measured in accordance with an established formula.

The Company issues the shares in respect of the earn-out provision when the audited result of the Company’s financial results each year were released if the financial results fulfill the condition in the Share Exchange Agreement. The Company records the shares issued for earn-out provision at par value and deducts the additional paid-in capital. There are no charges recognized as expenses due to the issuance of shares under the earn-out provision of the Share Exchange Agreement during the reporting period.

Earnings Per Share

The Company computes earnings per share (“EPS”) in accordance with generally accepted accounting principles. Companies with complex capital structures are to present basic and diluted EPS. Basic EPS is measured as the income available to ordinary shareholders divided by the weighted average ordinary shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

At March 31, 2011, potentially dilutive securities consisted of outstanding employee stock options to acquire an aggregate of 1,642,543 ordinary shares, and these employee stock options are included for the computation of diluted EPS for the three months ended March 31, 2011.

Share-Based Payments

The Company records all share-based payments, including grants of employee stock options to employees, in the financial statements based on their fair values. The Company used the Black-Scholes option-pricing model to estimate the fair value of the options at the date of grant. As of March 31, 2011, a total of 1,642,543 stock options granted to employees are outstanding.

Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, including among others, product liability. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter. As the Company has not become aware of any such claim since operations commenced, the Company has not recognized a liability for any such claims.

Reclassification

Certain reclassifications have been made to prior period balances on the statement of income and balance sheet to conform to the presentation for the three months ended March 31, 2010. Such reclassifications did not have any effect on results of operations.

Recently Adopted Accounting Pronouncements

In September 2009, the Financial Accounting Standard Board (the “FASB”) issued Accounting Standards Update (“ASU”) 2009-13, “Multiple-Deliverable Revenue Arrangements — a consensus of the FASB Emerging Issues Task Force” (ASU 2009-13). It updates the existing multiple-element revenue arrangements guidance currently included under ASC 605-25, which originated primarily from the guidance in EITF Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (EITF 00-21). The revised guidance primarily provides two significant changes: 1) eliminates the need for objective and reliable evidence of the fair value for the undelivered element in order for a delivered item to be treated as a separate unit of accounting, and 2) eliminates the residual method to allocate the arrangement consideration. In addition, the guidance also expands the disclosure requirements for revenue recognition. ASU 2009-13 became effective January 1, 2011 and did not have a significant impact on the Company’s financial position, results of operations or cash flows.

In April 2010, the FASB issued ASU 2010-13, “Compensation – Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades” (ASU 2010-13). ASU 2010-13 provides guidance on the classification of a share-based payment award as either equity or a liability. A share-based payment that contains a condition that is not a market, performance, or service condition is required to be classified as a liability. ASU 2010-13 became effective January 1, 2011 and did not have a significant impact on the Company’s financial position, results of operations or cash flows.

In July 2010, the FASB issued ASU 2010-20, “Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses” (ASU 2010-20). ASU 2010-20 requires entities to provide disclosures designed to facilitate financial statement users’ evaluation of (i) the nature of credit risk inherent in the entity’s portfolio of financing receivables, (ii) how that risk is analyzed and assessed in arriving at the allowance for credit losses and (iii) the changes and reasons for those changes in the allowance for credit losses. Disclosures must be disaggregated by portfolio segment, the level at which an entity develops and documents a systematic method for determining its allowance for credit losses, and class of financing receivable, which is generally a disaggregation of portfolio segment. The required disclosures include, among other things, a rollforward of the allowance for credit losses as well as information about modified, impaired, non-accrual and past due loans and credit quality indicators. ASU 2010-20 is effective for the Company’s financial statements as of December 31, 2010, as it relates to disclosures required as of the end of a reporting period. Disclosures that relate to activity during a reporting period is required for the Company’s financial statements that include periods beginning on or after January 1, 2011 and did not have a significant impact on the Company’s financial position, results of operations or cash flows.

In December 2010, the FASB issued ASU 2010-28, “Intangibles – Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts” (ASU 2010-28). The objective of this update is to address questions about entities with reporting units with zero or negative carrying amounts because some entities concluded that Step 1 of the test is passed in those circumstances because the fair value of their reporting unit will generally be greater than zero. The amendments in this update modify Step 1 of the goodwill impairment test for reporting with zero or negative carrying amounts. The amendments in this update became effective January 1, 2011. The Company does not have any goodwill: therefore, ASU 2010-28 will not apply and there would be no impact on the financial position, results of operation or cash flows.

In December 2010, the FASB issued ASU 2010-29, “Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations” (ASU 2010-29). The objective of this update is to address diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. The amendments in this update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting only. This update also expands supplemental pro forma disclosures under Topic 805. These amendments are effective prospectively for business combinations for which the acquisition date is on or after January 1, 2011 and did not have a significant impact on the Company’s financial position, results of operations or cash flows.

Recently Issued Accounting Pronouncements

Management does not believe that any other recently issued, but not yet effective, accounting standards or pronouncements, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

NOTE 3 - ACCOUNTS RECEIVABLE

Summaries of accounts receivable are as follows:
	March 31,	December 31,
	2011	2010
	(unaudited)	(unaudited)

Net investment in sales-type lease	$9,165	$7,555
Receivable from value-added services	18,886	16,010
Less: Allowance for doubtful accounts	(1,740)	(1,464)
	$26,311	$22,101
The activity in the Company’s allowance for doubtful accounts is summarized as follows:

	March 31,	December 31,
	2011	2010
	(unaudited)	(unaudited)

Balance at the beginning of the period	$1,464	$298
Provision during the period	276	1,166
Balance at the end of the period	$1,740	$1,464

Net investment in sales-type lease included into the accounts receivable represents the net investment in sales-type lease which is overdue and delinquent.

NOTE 4 - INVENTORIES

Summaries of inventories are as follows:

	March 31,	December 31,
	2011	2010
	(unaudited)	(unaudited)

Commercial vehicles	$586	$1,186
Parts and accessories	493	226
Total	1,079	1,412

NOTE 5 - PREPAID EXPENSES AND OTHER CURRENT ASSETS

Summaries of prepaid expenses and other current assets are as follows:

	March 31,	December 31,
	2011	2010
	(unaudited)	(unaudited)

Security deposits for trust plan financing	$7,626	$2,276
Security deposits for other borrowing	—	9,000
Prepaid interest expenses	132	684
Receivable from sale of business	265	264
Temporary advances to employees	436	388
Prepaid rent	665	667
Prepaid other taxes	2,125	2,441
Short term advances and other	1,601	1,393
Total	$12,850	$17,113

Short-term advances are advances made to third parties. They are interests-free, unsecured and repayable on demand.

NOTE 6 - NET INVESTMENT IN SALES-TYPE LEASES

The following lists the components of the net investment in sales-type leases:

	March 31,	December 31,
	2011	2010
	(unaudited)	(unaudited)

Minimum lease payments receivable	$512,965	$478,881
Less: Allowance for doubtful accounts	(735)	(281)
Net minimum lease payments receivable	512,230	478,600
Less: unearned interest income	(56,392)	(54,487)

Net investment in sales-type leases	455,838	424,113
Less: Current maturities of net investment in sales-type leases	(305,757)	(282,108)

Net investment in sales-type leases, net of current maturities	$150,081	$142,005

The activity in the Company’s allowance for doubtful accounts for net investments in sales-type leases is summarized as follows:

	March 31,	December 31,
	2011	2010
	(unaudited)	(unaudited)

Balance at the beginning of the period	$281	$—
Provision during the period ended March 31, 2011 and year ended December 31, 2010	454	281
Balance at the end of the period	$735	$281

Net investment in sales-type leases arises from the sales of commercial vehicles, under which the Company has entered into monthly installment arrangements with the customers for approximately 2 years. The legal titles of the commercial vehicles are not transferred to the customer until the outstanding lease payments are fully settled. The operations of this business commenced in March 2008. As of March 31, 2011, the aggregate effective interest rate on sales-type leases is approximately 15.47% per annum.

At March 31, 2011, future minimum lease payments are as follows:

Year Ending December 31,	Net minimum Lease payments receivables	Less: unearned interest income	Net investment in sales-type leases

2011 (Nine months)	$298,891	$38,657	$260,234
2012	195,728	17,057	178,671
2013	17,611	678	16,933
Total	$512,230	$56,392	$455,838

NOTE 7 - PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Summaries of property, equipment and leasehold improvements are as follows:

	March 31,	December 31,
	2011	2010
	(unaudited)	(unaudited)

Leasehold improvements	$884	$798
Furniture and fixtures	2,895	2,576
Company automobiles	1,100	1,087
Total	4,879	4,461

Less: accumulated depreciation and amortization	2,061	1,792
Property, equipment and leasehold improvements, net	$2,818	$2,669

Depreciation and amortization expense for the continuing operations was approximately $306 and $215 for the three months ended March 31, 2011 and 2010, respectively.

NOTE 8 - OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities consist of the followings:
	March 31,	December 31,
	2011	2010
	(unaudited)	(unaudited)

Accrued expenses	$2,700	$2,353
Other tax payables	3,521	2,746
Salary payable	967	1,041
Temporary receipt of insurance premium	1,038	240
Temporary receipt of insurance claims	490	352
Deposits received	277	181
Amounts due to contractors	4	29
Other current liabilities	589	483
Total	$9,586	$7,425

Deposits received represented security deposits received from staff, retention fee for constructors and customer deposits. Temporary receipt of insurance premium represented the premium collected from customers but not yet paid to the insurance company. Temporary receipt of insurance claims represented the insurance claims received but not yet released to the relevant customers. Other current liabilities mainly include the unpaid expenses reimbursement due to staff, withholding taxes collected from customers for the value-added services.

NOTE 9 – THIRD PARTY BORROWINGS

Short-term borrowings

Summaries of short-term borrowings are as follows:

	Weighted-average interest rate
	March 31,	December 31,		March 31,	December 31,
	2011	2010	Maturities	2011	2010
				(unaudited)	(unaudited)
Short-term bank loans	6.16%	5.72%	June 2011 to March 2012	$117,442	$94,073
Lease securitization borrowings	9.81%	9.41%	November 2011 to March 2012	38,634	13,853
Other borrowing	—	—	—	—	9,559
Total	7.07%	5.69%		$156,076	$117,485

Short-term bank loans represent loans from local banks that were used for working capital and capital expenditures purposes. The loans bear interest at rate at the range of 5.31% to 6.67% as of March 31, 2011, denoted in RMB and have the terms within one year. On March 31, 2011, the Company has pledged net investment in sales-type leases in the amount of $241,971, respectively, as conditions to maintain bank loans amounted of $117,442. The Company’s affiliates have also pledged its properties to provide guarantees of these bank loans for the Company.

Lease securitization borrowings are financial arrangements with the Trustee, in which a certain portion of the Company’s commercial truck leases will be securitized and sold to investors through the Trustee at each month. The borrowings bear interest at a rate of 9.81% as of March 31, 2011, are denoted in RMB and have terms within one year. On March 31, 2011, the Company has pledged net investment in sales-type leases in the amount of $84,542 as a condition to maintain the borrowings.

Other borrowing represents a short-term borrowing from a third party that was used for working capital purposes. The borrowing initially bears interest at a rate of 4.00% upon inception in June 2010, is denoted in RMB and has a term of 6 months. In December 2010, the Company has entered a supplementary agreement to extend the borrowing term to May 2011 and reduce the interest rate to nil. On December 31, 2010, the Company has provided a security deposit to this borrower by placing the amount of $9,000 as collateral for such borrowing to the borrower’s designated bank account. Under this arrangement, the borrower is entitled to earn the interest income generated from such security deposit. The borrowing has been fully repaid in March 2011.

Long-term borrowings

	Weighted-average interest rate
	March 31,	December 31,		March 31,	December 31,
	2011	2010	Maturities	2011	2010
				(unaudited)	(unaudited)

Long-term bank loans	6.71%	6.44%	August 2012	$42,706	$42,485

Long-term bank loans represent loans from a local bank that were used for working capital purposes. The loans bear interest at a rate of 6.71% as of March 31, 2011, are denoted in RMB and have terms between one to two years. On March 31, 2011, the Company has pledged net investment in sales-type leases in the amount of $53,383 as a condition to maintain the long-term bank loans. The Company’s affiliates have also provided guarantees for the Company.

NOTE 10 - INCOME TAXES

Cayman Islands :   Under the current tax laws of the Cayman Islands, the Company and its subsidiaries are not subject to tax on their income or capital gains.

Hong Kong :   The Company’s subsidiary in Hong Kong did not have assessable profits that were derived from Hong Kong during the three months ended March 31, 2011 and 2010. Therefore, no Hong Kong profit tax has been provided for in the periods presented.

China :   Effective January 1, 2008, the National People’s Congress of China enacted a new PRC Enterprise Income Tax Law, under which foreign invested enterprises and domestic companies are generally subject to enterprise income tax at a uniform rate of 25%.

Summaries of the income tax provision (benefit) in the consolidated statements of income are as follows:

	Three months ended March 31,
	2011	2010
	(unaudited)	(unaudited)

Current	$1,103	$694
Deferred	1,896	1,748
Total	$2,999	$2,442

The tax effects of temporary differences representing deferred income tax assets (liabilities) result principally from the followings:

	March 31,	December 31,
	2011	2010
	(unaudited)	(unaudited)
Current
Deferred income tax assets:
Accrued liabilities	$—	$583
Deferred income - current	91	(1,214)
Other timing differences	958	1,230
Tax loss carry forward	125	19
Deferred income tax assets – current	$1,174	$618

Deferred income tax liabilities:
Deferred income - current	$793	$—
Other timing differences	2,233	—
Net deferred income tax liabilities – current	$3,026	$—

Non-current
Deferred income tax assets:
Deferred income – non-current	$46	$7
Tax loss carry forward	374	57
Deferred income tax assets – non-current	$420	$64

Deferred income tax liabilities:
Deferred income – non-current	$397	$614

As of March 31, 2011, deferred income tax assets derived from deferred income, other timing differences and accrued liabilities amounted of $1,606, $404 and $775, respectively, was arisen from the same tax jurisdictions with the deferred income tax liabilities. Therefore, the respective deferred income tax assets and liabilities were net off for presentation.

At March 31, 2011, the Company had $1,997 of taxable loss carry forwards that expire through December 31, 2015.

The difference between the effective income tax rate and the expected statutory rate was as follows:

	Three months ended March 31,
	2011	2010
	(unaudited)	(unaudited)

Statutory rate	25.0%	25.0%
Non-deductible expenses	2.4	3.1
Non-taxable income	(0.8)	—
Effect of rate differences in various tax jurisdictions	(3.5)	—
Effective tax rate	23.1%	28.1%

Income tax accounting requires companies to determine whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements.

Management has performed an analysis of its tax positions and has determined that the Company has no material uncertain tax positions that are more-likely than-not of being sustained for the full amount claimed, or to be claimed, on its applicable tax returns for the periods present.

NOTE 11 – PUBLIC OFFERING

On March 22, 2010, the Company issued 2,603,456 shares to the former shareholder of ACG based upon the 2009 financial results, in accordance with the provisions of the share exchange agreement and its supplementary agreement (see Note 14). The Company did not receive any proceeds from these transactions. Upon issuance, such shares was recorded as an increase to ordinary shares with a corresponding reduction in additional paid-in capital, and was included in the calculations of earnings per share from that date.

            On March 30, 2010, the Company completed a registered direct offering of 2,000,000 of its ordinary shares at $35 per share. This offering resulted in net proceeds to the Company of $66,320, after deducting underwriting fees and offering expenses of $3,680. Upon the completion of the registered direct offering and issue of earn-out shares on March 30, 2010, AutoChina had 19,679,866 ordinary shares and 19,249,553 ordinary shares issued and outstanding, respectively.

NOTE 12 - STOCK-BASED COMPENSATION

On September 3, 2009, December 3, 2009, May 19, 2010, August 19, 2010 and March 23, 2011, the Company granted 681,840, 520,944, 27,024, 364,080 and 72,000 stock options, respectively, under the terms of the AutoChina International Limited 2009 Equity Incentive Plan. During the three months ended March 31, 2011 and 2010, the Company has forfeited 9,569 and nil stock options, respectively, as a result of the resignation of the grantees. The exercise price of each option is $9.50, $25.65, $23.80, $27.19 and $36.38, respectively, which represents the closing price of the Company’s ordinary shares on the date of grant. The total vesting period for the options is four years, with 25% of the options vesting one year after the date of grant and the remaining 75% vesting ratably each month for three years thereafter. The options have a total term of 10 years. The Company will issue new shares to the holders of the stock options for the exercise of options.

As of March 31, 2011, none of these options had been exercised. The Company recorded compensation expense of $967 and $735 for the three months ended March 31, 2011 and 2010, respectively, based on the estimated fair value of the options on the date of grant. The per share fair value of the stock options granted has been estimated using the Black-Scholes option-pricing model with the following assumptions:

Date of Grant	September 3, 2009	December 3, 2009	May 19, 2010	August 19, 2010	March 23, 2011

Dividend yield (1)	None	None	None	None	None
Risk - free interest rate (2)	2.95%	2.87%	2.82%	2.06%	2.73%
Volatility (3)	56%	58%	61%	63%	57%
Expected Life (in years) (4)	6.08	6.08	6.08	6.08	6.08

(1)	The Company currently has no history or expectation of paying cash dividends on its common stock.

(2)	The risk-free interest rate is based on the U.S. Treasury yield for a term consistent with the expected term of the awards in effect at the time of grant.

(3)
The Company estimates the volatility of its common stock at the date of grant based on the implied volatility of publicly traded options on the common stock of companies within the same industry, with a term of two year.

(4)	The expected life of stock options granted under the 2009 Equity Incentive is based on expected exercise patterns, which the Company believes are representative of future behavior.

The following table summarizes outstanding options as at March 31, 2011, related weighted average fair value and life information:

	Options Outstanding			Options Exercisable
Range of Exercise Price Per Share	Number Outstanding at March 31, 2011	Weighted Average Fair Value	Weighted Average Remaining Life (Years)	Number Exercisable at March 31, 2011	Weighted Average Exercise Price
$9.50	681,840	$5.25	8.42	255,690	$9.50
25.65	498,367	14.49	8.68	155,740	25.65
23.80	26,256	13.89	9.13	—	—
27.19	364,080	16.00	9.39	—	—
36.38	72,000	20.21	9.98	—	—
	1,642,543	$11.23	8.79	411,430	$15.61

A summary of option activity under the employee share option plan as of March 31, 2011, and changes during the period then ended is presented as follows:

Options	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)	Aggregate Intrinsic Value

Outstanding at January 1, 2011	1,580,112	$19.00
Granted	72,000	36.38
Forfeited	(9,569)	25.50
Outstanding at March 31, 2011	1,642,543	$19.73	8.79	$21,352

A summary of unvested options under the employee share option plan as of March 31, 2011, and changes during the period then ended is presented as follows:

Options	Number of Shares	Weighted Average Fair Value

Unvested at January 1, 2011	1,229,679	$11.41
Granted	72,000	20.21
Vested	(60,997)	8.04
Forfeited	(9,569)	14.44
Unvested at March 31, 2011	1,231,113	$12.06
Expected to vest thereafter	1,231,113	$12.06

As of March 31, 2011, 411,430 of the share options are vested and exercisable and a total of $13,488 of unrecognized compensation expense pertaining to options remains unvested. This amount will be recognized as compensation expense ratably over the remaining vesting period. The weighted average remaining vesting period of the options is 2.71 years.

NOTE 13 - DIVIDEND PAYMENT RESTRICTIONS

Substantially all of the Company’s retained earnings as well as net assets are attributable to its VIEs. Pursuant to the relevant accounting principles and financial regulations applicable to companies established in the PRC, a certain percentage of the after-tax net income is restricted and required to be allocated to a general statutory reserve until the balance of the fund has reached 50% of the registered capital of the applicable companies. The statutory reserve fund can be used to increase the registered capital and eliminate future losses of companies, but it cannot be distributed to shareholders except in the event of a solvent liquidation of the companies.

In addition, a substantial part of the Company’s businesses and assets are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. These requirements imposed by the PRC government authorities may restrict the ability of the Company’s subsidiaries and VIEs to transfer its net assets to the Company through loans, advances or cash dividends, which consisted of paid-up capital, additional paid in capital, retained earnings and statutory reserves and amounted to approximately $302,011 as of March 31, 2011, exceeding 25% of the Company’s consolidated net assets.

NOTE 14 – COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company leases certain facilities under long-term, non-cancelable leases and month-to-month leases. These leases are accounted for as operating leases. Rent expense for continuing operations amounted to $355 and $185 for the three months ended March 31, 2011 and 2010, respectively.

Future minimum payments for continuing operations under long-term, non-cancelable leases as of March 31, 2011, are as follows:

Year Ending December 31,	Future Minimum Payments
2011 (nine months)	$926
2012	764
2013	409
2014	17
2015	8
Total	$2,124

Share Earn-Out Agreement

Pursuant to an earn-out provision of the Share Exchange Agreement entered into in connection with the business combination between ACG and the Company, the Company may be required annually to issue to the former shareholder of ACG, Honest Best, up to 20% of the number of ordinary shares outstanding as of December 31, through December 31, 2013. The percentage of shares to be issued shall be determined based upon the Company’s financial results each year, measured in accordance with an established formula. On March 22, 2010, the Company issued 2,603,456 shares to the former shareholder of ACG based upon the 2009 financial results in accordance the provisions of this agreement and its supplementary agreement. The Company expects to issue 3,923,153 shares in 2011 based upon the 2010 financial results, in accordance the provisions of this agreement and its supplementary agreement.

Earn-Out Consideration Percentage is equivalent to the percentage set forth for each of the respective thresholds for each of the applicable fiscal years ended December 31. Notwithstanding the foregoing, such Earn-Out Consideration Percentage is only applicable in the event that AutoChina achieves EBITDA of at least the amount set forth in parenthesis immediately following each of the applicable fiscal years ended December 31.

On February 16, 2011, the Company reached a supplementary agreement with Honest Best, to cancel the earn-out share provision of the share exchange agreement entered into in connection with the Business Combination for fiscal years after 2011. Originally, the Earn-out could cause a maximum of 20% dilution during each of 2012 and 2013 if EBITDA grew 90% or more in each of those years. This amendment eliminates the Earn-out for 2012 and 2013, eliminating the potential dilutive effects of such issuances on AutoChina’s currently issued and outstanding shares. Furthermore, for fiscal years 2010 and 2011 the Earn-out has been modified such that a minimum of 70% EBITDA growth must be achieved in either respective year in order for any shares to be issued. Prior to this change, an Earn-out award required a minimum of 30% EBITDA growth. Under this amendment, the Company will issue between 15% to 20% of the number of ordinary shares of AutoChina outstanding when the revised EBITDA growth target is achieved. The amended earn-out schedule appears as:

Earn-out Schedule: Percentage of Outstanding Shares to be Issued to Honest Best Depending on EBITDA Growth Rate

	G > 70%	G > 80%	G > 90%
2010	15.0%	17.5%	20.0%
2011	15.0%	17.5%	20.0%

G = Annual EBITDA growth compared to prior fiscal year.

NOTE 15 - SEGMENT REPORTING

The Company measures segment income (loss) as income (loss) from continuing operations less depreciation and amortization.  The reportable segments are components of the Company which offer different products or services and are separately managed, with separate financial information available that is separately evaluated regularly by the Company’s chief financial officer in determining the performance of the business. Prior to January 1, 2008, the Company had operated in a single reporting and operating segment of the consumer automotive dealership business. This business segment was sold in December 2009, as a result of which it has been classified as a discontinued operation for all periods presented. During 2008, the Company developed another business segment – commercial vehicle sales, servicing, leasing and support. As of March 31, 2011 and December 31, 2010, this is the Company’s only reporting and operating segment.

NOTE 16 – PROFIT APPROPRIATION

The Company’s China-based subsidiaries and VIEs are required to make appropriations to certain non-distributable reserve funds.

In accordance with the Chinese Company Laws, some of the Company’s PRC subsidiaries and VIEs have to make appropriations from their after-tax-profit under the Generally Accepted Accounting Principles in the PRC (“PRC GAAP”) to non-distributable reserve funds, including a statutory surplus fund and a discretionary surplus fund. Each year, at least 10% of the after-tax-profit under PRC GAAP is required to be set aside as statutory surplus fund until such appropriations for the fund equal 50% of the paid-in capital of the applicable company. The appropriation for the discretionary surplus fund is at the Company’s discretion as determined by the Board of Directors of each company.

Upon certain regulatory approvals and subject to certain limitations, the general reserve fund and the statutory surplus fund can be used to offset prior year losses, if any, and can be converted into paid-in capital of the applicable company, but it cannot be distributed to shareholders except in the event of a solvent liquidation of the company.

For the three months ended March 31, 2011 and 2010, there were no appropriations for the general reserve funds and statutory surplus funds, since the appropriations were provided at year ended.

NOTE 17 - RELATED PARTY BALANCES AND TRANSACTIONS

During the periods presented, the Company has borrowed from the parent company and company affiliated with the Company’s Chairman and CEO, Mr. Yong Hui Li (“Mr. Li”). Each of these loans was entered into to satisfy the Company’s short-term capital needs. The amounts due to Hebei Kaiyuan is non-interest bearing. In addition, the payable balances of each loan are unsecured and due on demand by the lender. The amount due to Honest Best bears the interest rate of 3.95% per annum, unsecured and will be due when demand. The amount due to Hebei Shengrong Kaiyuan Auto Parts Co., Ltd. (“Kaiyuan Shengrong”) bears the interest rate of 5.31% per annum, adjustable in connection with the basis rate established by the People’s Bank of China, unsecured and will be due in July 2011.

The average balance of the amounts due to related parties for the three months ended March 31, 2011 and for the year ended December 31, 2010 were $59,843 and $44,309, respectively. The outstanding amounts due to related parties as of March 31, 2011 and December 31, 2010 were as follows:

		March 31,	December 31,
Due to affiliates	Notes	2011	2010
		(unaudited)	(unaudited)

Honest Best	(1)	$61,570	$—
Hebei Kaiyuan	(2)	3,084	74,198
Kaiyuan Shengrong	(2)	3,159	3,097
Total		$67,813	$77,295
   Notes:

(1)	Parent company of AutoChina and entity controlled by Ms. Yan Wang, Mr. Li’s wife.

(2)	Entity controlled by Mr. Li.

Since the year ended December 31, 2010, the Company has commenced to purchase commercial vehicles from Hebei Ruituo Auto Trading Co., Ltd. (“Ruituo”), a company which is controlled by Mr. Li. The amounts due to Ruituo is non-interest bearing. In addition, the payable balances is unsecured and due on demand by Ruituo. The average balance of the accounts payable, related parties for the three months ended March 31, 2011 and the year ended December 31, 2010 were $42,535 and $101,401, respectively.

During the periods presented, the Company has obtained a short-term trade financing for the continuing operations to purchase commercial vehicles from Beiguo Commercial Building Limited (“Beiguo”) and Shijiazhuang Beiguo Renbai Group Limited (“Renbai”), companies affiliated with Mr. Li. and Mr. Lau, a director of AutoChina, who is the indirect beneficial owner of Beiguo and Renbai. The Company pays a financing charge of approximately 4% per annum to Beiguo and Renbai for the funds obtained due to this financing arrangement, in part, because the financing arrangement is guaranteed by Mr. Li, who has a long term business relationship with Beiguo and Renbai, on behalf of the Company. In addition, the payable balances of each loan are unsecured and due in 180 days. Accordingly, the Company has classified the movements in these payable balances as financing activities on the statement of cash flows.

The outstanding amounts due to related parties as of March 31, 2011 and December 31, 2010 were as follows:

		March 31,	December 31,
Accounts payable, related party	Notes	2011	2010
		(unaudited)	(unaudited)

Ruituo	(2)	$57,467	$16,104
Beiguo	(3)	—	80
Renbai	(4)	—	18
Total		$57,467	$16,202
Notes:

(2)	Entity controlled by Mr. Li.

(3)	Entity in which Mr. Li and Mr. Lau are the indirect beneficial owners of approximately 20.92% and 21.71%, respectively.

(4)	Entity in which Mr. Li and Mr. Lau are the indirect beneficial owners of approximately 19.60% and 20.33%, respectively.

During the periods presented, the Company sold and purchased automobiles to and from affiliates. The details of the related party transactions were as follows:

		Three months ended March 31,
Related Parties Transactions	Notes	2011	2010
		(unaudited)	(unaudited)
Capital nature:
Honest Best	(1) (h)	$61,570	$—
Hebei Kaiyuan	(2) (a)	62,534	30,762
Hebei Ruihua Real Estate Development Limited	(2) (a)	—	11,719
Kaiyuan Shengrong	(2) (b)	3,037	—
Kaiyuan Shengrong	(2) (c)	3,037	—

Trading nature:
Ruituo	(2) (e)	80,733	—
Kaiyuan Shengrong	(2) (g)	45	—
Beiguo	(3) (d)	—	81,869
Beiguo	(3) (e)	135	80,302
Beiguo	(3) (f)	—	79,323
Beiguo	(3) (g)	598	1,044
Renbai	(4) (d)	—	5,859
Renbai	(4) (g)	$—	$602

Notes:

(1)	Parent company of AutoChina and entity controlled by Ms. Yan Wang, Mr. Li’s wife.

(2)	Entity controlled by Mr. Li.

(3)	Entity in which Mr. Li and Mr. Lau are the indirect beneficial owners of approximately 20.92% and 21.71%, respectively.

(4)	Entity in which Mr. Li and Mr. Lau are the indirect beneficial owners of approximately 19.60% and 20.33%, respectively.

Nature of transaction:

(a)	Bank loan guarantee provided to the bank on behalf of the Company by the affiliates.

(b)	Bank loan guarantee provided by the Company to the affiliate.

(c)	Receivables of the Company pledged to guarantee the bank loans borne by the affiliate.

(d)	Customer deposits received by the Company from affiliates for the purchase of automobiles.

(e)	Sale of automobiles to the Company during the period.

(f)	Purchase of automobiles from the Company during the period.

(g)	Interest expenses incurred by the Company during the period.

(h)	Loan provided to the Company during the period.

In order to obtain additional working capital, the Company has entered a financing arrangement with two affiliates, namely Beiguo and Renbai, in prior years. Under the financing arrangement with Beiguo and Renbai, the Company sells commercial vehicles to these affiliates by receiving notes receivable from the affiliates and it buys the commercial vehicles from these affiliates with credit terms up to 180 days and pays a financing charge of approximately 4% per annum. The Company discounted the notes receivable with third party financial institutions by paying a discounting factor of approximately 3.5% per annum. Both the sales of commercial vehicles from the Company to the affiliates and from the affiliates to the Company are charged at insignificant mark up to cover the operating costs. The Company effectively obtained short-term financing up to 180 days from such affiliates through the financing arrangement with these two affiliates. The Company expects not to continue relying on this financing arrangement with Beiguo and Renbai in the foreseeable future. Since 2010, the Company started purchasing commercial vehicles from an affiliate of Mr. Li, Ruituo. The balance due to such purchase is interest-free, unsecured and due on demand of Ruituo.

During the three months ended March 31, 2011 and 2010, the Company sold commercial vehicles to these three affiliates amounting to nil and $79,323, respectively. The cost of sales of these commercial vehicles sold to these three affiliates amounted to nil and $78,697, respectively.

During the three months ended March 31, 2011 and 2010, the Company purchased commercial vehicles from Beiguo and Renbai amounting to $135 and $80,302, and incurred interest expenses to these two affiliates amounting to $598 and $1,646, respectively under the above arrangement. During the three months ended March 31, 2011 and 2010, the Company purchased commercial vehicles from Ruituo amounted to $80,733 and nil, respectively. No interest expense is incurred for the purchase from Ruituo throughout these periods.

Under ASC 605-45, “Reporting Revenue Gross as a Principal versus Net as an Agent”, the sales transaction by the Company to Hebei Kaiyuan and Beiguo are considered as agency sales and the revenue generated on such transactions are recorded at net basis.

The Company occupied office space in Shijiazhuang, China provided by Hebei Kaiyuan, an affiliate with Mr. Li. Hebei Kaiyuan agreed to provide the office space at free of charge and no rental costs were incurred by the Company during the three months ended March 31, 2011 and 2010.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

AutoChina International Limited (“AutoChina,” the “Company,” or “we”) is a holding company whose only business operations are conducted through its wholly owned subsidiary, AutoChina Group Inc. (“ACG”).

We were incorporated in the Cayman Islands on October 16, 2007 under the name “Spring Creek Acquisition Corp.” as a blank check company formed for the purpose of acquiring, through a stock exchange, asset acquisition or other similar business combination, or controlling, through contractual arrangements, an operating business, that had its principal operations in greater China.

On April 9, 2009, we acquired all of the outstanding securities of ACG, an exempt company incorporated in the Cayman Islands, from Honest Best Int’l Ltd., resulting in ACG becoming our wholly owned subsidiary. Promptly after the business combination with ACG, we changed our name to “AutoChina International Limited.”

Prior to the business combination with ACG, we had no operating business.

At the time of the business combination, ACG operated in two primary business segments: (i) the commercial vehicle sales, servicing, leasing and support segment, which provides financing to customers to purchase commercial vehicles, and (ii) the automotive dealership segment, which sold branded automobiles through its nationally recognized dealer network.

On June 15, 2009, we agreed to sell our automotive dealership segment for a purchase price of RMB470 million ($68.8 million). The sale of the automotive dealership segment was consummated on December 14, 2009. As a result, our business now consists solely of the commercial vehicle sales, servicing, leasing and support segment.

Commercial Vehicle Financing Structure

Since September 2009, we have implemented a commercial vehicle financing structure in which CITIC Trust Co. Ltd. (“CITIC Trust” or the “Trustee”), a division of the CITIC Group, acts as an intermediary for our leases. Our VIE, Hebei Chuangjie Trading Co., Ltd. (“Chuangjie Trading”)  has engaged CITIC Trust to act as trustee for a trust fund (referred to as the “Trust Fund”), and Chuangjie Trading is the beneficiary of the Trust Fund..  The Trustee is responsible for the management of the funds invested in the Trust Fund, and the Trust Fund will be used in purchasing commercial vehicles from Hebei Shijie Kaiyuan Auto Trade Co., Ltd. (“Kaiyuan Auto Trade”, our existing VIE).  Pursuant to the Trust Fund documents each use of the Trust Fund (e.g. to purchase a commercial vehicle) requires a written order to the Trustee from Chuangjie Trading. This structure is implemented through a non-exclusive 3-year contractual relationship that is automatically renewable and unilaterally amendable and cancellable by CITIC Trust. Under this structure, we utilize CITIC Trust’s business license of vehicle leasing business. This structure also allows us to promote our leasing business by using the national recognized name of CITIC, and enabled us to start a lease securitization program with CITIC, which provides an additional source of financing.

Under the previous commercial vehicle financing model, after a customer lessee initiated an application for financing by selecting a vehicle they would like to purchase, our local commercial vehicle financing and service centers conducted the relevant credit checks and issued an internal purchase order directly to Kaiyuan Auto Trade.  Under the current commercial vehicle financing structure, the commercial vehicle purchase order is issued (upon completion of credit checks) by a local center to Chuangjie Trading who then instructs the Trustee to place the order for the vehicle with Kaiyuan Auto Trade.  Upon the issuance of a commercial vehicle purchase order, the Trustee, Kaiyuan Auto Trade and the relevant local center enters into a Sale and Management Agreement, and the Trustee, relevant local center and customer lessee enters into a Lease and Management Agreement governing each commercial vehicle purchase.  Under the Sale and Management Agreements and Lease and Management Agreements, the parties agree that: (1) the Trustee will deliver the funds for the purchase of the commercial vehicle and instruct Kaiyuan Auto Trade to have the vehicle delivered directly to the lessee; (2) the local center will hold title to the commercial vehicle for the benefit of the Trustee for the term of the lease and will provide services to the lessee including maintaining the vehicle legal records (registration, tax invoices, etc.), assisting the end user in performing annual inspections, renewing the vehicle’s license, purchasing insurance, and making insurance claims; (3) the lessee will be responsible for the costs associated with the lease of the truck and with the maintenance and administrative services contracted out by the local center; and (4) upon the completion of the lease and payment in full by the lessee of all fees, the local center will transfer title to the vehicle to the lessee upon the lessee’s request. Under the Lease and Management Agreement, the Trust Fund is entitled to future receivables under a lease, while Chuangjie Trading is entitled to the economic benefits of the Trust Fund as the trust beneficiary. The change of commercial vehicle financing structure did not have a material effect on our financial position or results of operations.

In September 2010, we established another wholly foreign owned enterprise in China, Ganglian Finance Leasing Co., Ltd. (“Ganglian Finance Leasing”), which performs leasing business of commercial vehicles. In December 2010, the Company increased the paid-in capital of Ganglian Finance Leasing through its VIE, Kaiyuan Auto Trade, and converted the Ganglian Finance Leasing from a wholly foreign-owned enterprise to a Chinese-foreign joint venture. Thereafter, Ganglian Finance Leasing commenced leasing business of commercial vehicles. In December 2010, Chuanglian has changed the name to Hebei Chuanglian Finance Leasing Co., Ltd. and commenced leasing business of commercial vehicles thereafter. As a result, Ganglian Finance Leasing and Chuanglian are directly owned by AutoChina, and therefore is not part of the company’s VIE holding structure.

Since December 2010, our subsidiaries, Ganglian Finance Leasing and Chuanglian, as lessor, commenced leasing business of commercial vehicles directly. Under this new business model, the lessor purchases the commercial vehicles from Kaiyuan Auto Trade and / or Hebei Xuhua Trading, then leases the commercial vehicles to the customer lessees directly. The lessor, the relevant local center and customer lessee will enter into a Lease and Management Agreement governing each commercial vehicle purchase. Under the Lease and Management Agreements, the parties agree that: (1) the local center will hold title to the commercial vehicle for the benefit of the lessor for the term of the lease and will provide services to the lessee including maintaining the vehicle legal records (registration, tax invoices, etc.), assisting the end user in performing annual inspections, renewing the vehicle’s license, purchasing insurance, and making insurance claims; (2) the lessee will be responsible for the costs associated with the lease of the truck and with the maintenance and administrative services contracted out by the local center; and (3) upon the completion of the lease and payment in full by the lessee of all fees, the local center will transfer title to the vehicle to the lessee upon the lessee’s request. Under the Lease and Management Agreement, the Trust Fund is entitled to future receivables under a lease, while Chuangjie Trading is entitled to the economic benefits of the Trust Fund as the trust beneficiary.

Tires and Fuel Services

Commencing in January 2010, we began offering our customers financing to purchase tires and diesel fuel. Under the new tire purchase program, approved customers pay for new tire purchases over a 3-month term. Under the fuel purchase program, the Company offers approved customers a 1-month revolving credit facility to buy diesel fuel from selected fueling stations that have partnered with AutoChina. AutoChina charges customers a fee for both services and also receives commission fees on customer purchases from the associated vendors.

Insurance Service

During the term of the lease, customers are required to purchase insurance covering the commercial vehicle on an annual pre-paid basis. We receive commission fees on customer purchases from the associated insurance companies.  Commencing in March 2010, we began offering our customers financing for their annual insurance premium. Beginning with the second year of a lease, approved customers may pay for their annual insurance premium over the course of 90 days, and we charge customers a fee for this service.

Second Hand Vehicles Financing Service

Commencing in September 2010, we began offering our customers second hand vehicle financing services, pursuant to which we provide financing for approved customers to purchase a second hand commercial vehicle. We charge a service fee to the customer and require monthly repayment over a term of 12 to 18 months.

Lease Securitization Program

Since November 2010, the Company began securitizing a portion of its commercial vehicle leases through a partnership with the Trustee. Under this lease securitization program, in each month, up to RMB60 million ($9.1 million) of AutoChina’s commercial truck leases will be securitized and sold to investors through CITIC Group. The maximum amount is expected to increase over time. The resulting investment products will have a one-year maturity and pay interest at rates that are higher than standard savings account rates currently available in China. AutoChina will incur a cost of approximately 9% per annum under this program. In addition, AutoChina will continue to own the vehicles that are the subject of such transactions and will be responsible for servicing the existing retail leases of such vehicles. These products will be rated by CCXI, China’s first nationwide domestic credit rating agency created with the approval of the People’s Bank of China.

Group restructuring

In July 2010, we executed a group restructuring to simplify the structure of the ownership of the Chinese subsidiaries. Following completion of the group restructuring, Kaiyuan Auto Trade controls Chuangjie Trading and the local transportation companies directly (each of which operates one of our commercial vehicle leasing centers). In September 2010, we established a new wholly foreign owned enterprise in China, Ganglian Finance Leasing, which performs leasing business of commercial vehicles since the fourth quarter of 2010. In December 2010, the Company increase the paid-in capital of Ganglian Finance Leasing through its VIE, Kaiyuan Auto Trade, and converted the Ganglian Finance Leasing from a wholly foreign-owned enterprise to a Chinese-foreign joint venture. In December 2010, Hebei Chuanglian Trade Co., Ltd. has changed the name to Hebei Chuanglian Finance Leasing Co., Ltd. and commenced leasing business of commercial vehicles thereafter.

We believe the change of the group structure enhances our negotiation power for local bank financing. The restructuring does not affect AutoChina’s consolidated results and financial position going forward or in prior periods.

The group chart as of March 31, 2011 is shown below:

(1)	The public company, listed on the NASDAQ Capital Market under the symbol “AUTC”.

(2)	Ganglian Finance Leasing was formed in September 2010 for the purpose of conducting our leasing business directly. It commenced the leasing business in the fourth quarter of 2010.

(3)	Hebei Xian Real Estate is the entity 100% indirectly controlled by Mr. Yong Hui Li, our Chairman and Chief Executive Officer.

(4)
Hebei Xuhua Trading is the entity AutoChina indirectly acquired control of through contractual arrangements that held the cash consideration paid to AutoChina in connection with its sale of its automobile dealership business in December 2009. Since December 2010, Hebei Xuhua Trading commenced the trading of commercial vehicles by purchasing from outside suppliers for delivery to other group companies.

(5)
Chuangsheng Trading was formed in connection with the commercial vehicle financing structure, however it has not commenced any operations.  The Company may in the future use Chuangsheng Trading as an acquisition or restructuring vehicle, though it does not currently have any plans to do so.

(6)	Chuangjie Trading, as a beneficiary, engaged CITIC Trust to manage the Trust Fund, which will be used in purchasing commercial vehicles from Kaiyuan Auto Trade that are leased to the lessees.

(7)	Each truck financing center is held by a separate legal entity, each of which is wholly owned by Kaiyuan Auto Trade.

RESULTS OF OPERATIONS

Three months ended March 31, 2011 as compared to three months ended March 31, 2010

Overview

AutoChina’s earnings increased significantly during the three months ended March 31, 2011, mostly as a result of the increased contribution from our finance and insurance income during the period. The demand for commercial vehicles and for commercial vehicle financing was stable, and we believe it did not increase as a result of the Chinese government’s policy to slow down the overheating economy in China, which was announced in late 2010. However, we expect that China’s continuing economic development will continue to drive demand for commercial vehicles in the future. In comparison, during the first quarter of 2010, commercial vehicle sales in China showed a strong rebound from the prior year. Therefore, strong monthly year over year growth rates for commercial vehicle sales were observed through the first quarter of 2010.

During the first quarter of 2011, the Company established an aggregate of 18 additional commercial vehicle sales, servicing, leasing and support centers in Anhui, Guangxi, Jilin, Shaanxi, Shandong, Shanxi and Yunnan Provinces, bringing the total number of locations to 318 as of March 31, 2011.

Revenues

The table below sets forth certain line items from the Company’s Statement of Income as a percentage of revenues:

(in thousands)	Three months ended March 31, 2011		Three months ended March 31, 2010
	Amount	% of Revenue	Amount	% of Revenue	Y-O-Y % CHANGE
Commercial vehicles	$116,642	85.6%	$110,498	91.5%	5.6%
Finance and insurance	19,591	14.4%	9,607	8.0%	103.9%
Agency services, related parties	—	—	627	0.5%	(100.0)%
Total revenues	$136,233	100.0%	$120,732	100.0%	12.8%

Revenues for first quarter of 2011 were $136.2 million, an increase of 12.8% from $120.7 million in the comparable prior year period.

AutoChina’s commercial vehicle sales, servicing, leasing and support business recorded 2,559 new leases in the three months ended March 31, 2011, compared to 2,506 new leases in the three months ended March 31, 2010. In addition, the Company realized losses in lease-to-own loans in relation to 8 vehicles for loss and accidents during the three months ended March 31, 2011. There were no such losses recognized in the three months ended March 31, 2010. The increase in commercial vehicles revenue was primarily due to increases in unit sales volume and average selling prices compared to the prior year.. The increase in finance and insurance revenue is due to an increase in the total leasing customer base compared to the prior year. AutoChina also continues to make progress with its value-added services (diesel, tire, insurance and second hand vehicle financing) programs. As of March 31, 2011, over 80 tire outlets and over 60 fueling stations participate in the program. Revenues from value-added services totaled $1.1 million during the quarter.

We recognize the revenue from membership fees during the term of our customer’s lease as lease revenue. We also charge service and support fees on a monthly basis when the services are rendered. Once the lease term ends (in June of 2010 the leases for our first customers began ending), a customer will be able to elect to continue to participate in our service and support network, and we will also charge service and support fees on a monthly basis when the services are rendered. As of March 31, 2011, there were 805 vehicles who continue to pay for services after the termination of the sales-type lease, representing a retention rate of approximately 43%. Finance and insurance revenue increased 103.9%, as a result of the increase in total outstanding number of commercial vehicle sales, servicing, leasing and support contracts in effect in the three months ended March 31, 2011 compared to 2010. The revenue from agency services, related parties is arisen from the income generated through the agency services of trading commercial vehicles and trading materials with our affiliates in prior year period. Such revenue is reduced to nil from $0.6 million, representing a decrease of 100.0% compare with the prior year period, because we ceased to provide such services during the period.

Cost of Sales

The table below sets forth certain line items from the Company’s Statement of Income as a percentage of cost of sales:

(in thousands)	Three months ended March 31, 2010		Three months ended March 31, 2010
	Amount	% of Cost of sales	Amount	% of Cost of sales	Y-O-Y % CHANGE
Commercial vehicles	$32,130	28.4%	$24,578	23.4%	30.7%
Commercial vehicles, related parties	80,868	71.6%	80,303	76.6%	0.7%
Total cost of sales	$112,998	100.0%	$104,881	100.0%	7.7%

Cost of sales (including the cost of sales from the purchase of related parties) in the three months ended March 31, 2011 totaled $113.0 million, as compared to $104.9 million in the prior year, an increase of 7.7%, mainly due to the increased purchase costs and increased sales volume in the commercial vehicle sales, servicing, leasing and support business.  The average cost per vehicle in the first quarter was $44,100 as compared to $41,900 per vehicle in prior year period. The increase of cost per vehicle was due to changes in customer demand and our resulting sales mix trending towards higher priced vehicles.

Gross Profit

The Company’s gross profit was $23.2 million in the three months ended March 31, 2011, representing a gross margin of 17.1%, an increase from 13.1% for the prior period in 2010, which is primarily due to the increased number of outstanding leasing contracts signed, which increased the contribution to the monthly amortized finance and insurance income.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the three months ended March 31, 2011 were $6.9 million, which was $2.5 million, or 55.3%, higher than the same period of 2010. This was mainly due to the growth in the number of employees, commercial vehicle sales, servicing, leasing and support centers and increase of stock-based compensation expenses in relation to the employee’s stock options granted in late 2010 and early 2011.

Other income

Other income totaled $0.6 million for the three months ended March 31, 2011, as compared to $0.1 million in the prior period, an increase of 395.9% as compared to the same period of 2010. It is mainly due to increased penalty income, which is the late charges imposed to customers for their late payment of monthly installment and we recognize this as our income.

Interest Expense

Interest expense totaled $4.0 million for the three months ended March 31, 2011, of which $0.6 million of interest expense was incurred for an affiliate, Beiguo, for the purchase of commercial vehicles for leasing in prior period. It also included the interest of $45,000 incurred for the loan advanced from Kaiyuan Shengrong. Interest expense totaled $3.2 million for the three months ended March 31, 2010, of which $1.6 million of interest expense was incurred for to affiliates, Beiguo and Renbai, for the purchase of commercial vehicles for leasing. Other interest expenses increased to $3.3 million from $1.6 million, which was resulted from the increased average borrowing balance from banks and affiliates during the period.

Interest Income

Interest income decreased from $0.4 million to $0.0 million due to the decreased average cash balance and cancellation of fixed deposit during mid 2010.

Income Tax Expense

In the three months ended March 31, 2011, the Company recorded income tax expense of $3.0 million, as compared to an income tax expense of $2.4 million in same period in 2010. This increase was due to the increased pre-tax income generated by the Chinese subsidiaries of the Company.

Net Income

Net income in the three months ended March 31, 2011 was $10.0 million, as compared to $6.2 million in three months ended March 31, 2010, representing an increase of 60.1% from the same period in 2010. The increase primarily resulted from the significant increase in profits generated from the finance and insurance revenue and improved gross profit margin while the increment of expenses is slower.

LIQUIDITY AND CAPITAL RESOURCES

Financing arrangements

Since late 2008, the Company’s capital expenditures have been financed primarily through short-term and long-term borrowings from financial institutions and affiliates. The interest rates of short-term borrowings during the periods ranged from 3.95% to 9.81% per annum.

As of March 31, 2011, the Company had incurred accounts payable of $57.4 million from Hebei Ruituo Auto Trading Co., Ltd., or Ruituo, a company which is controlled by Mr. Yong Hui Li, our Chief Executive Officer and Chairman. The amount due to Ruituo results from the purchase of commercial vehicles and is non-interest bearing. In addition, the payable balances is unsecured and due on demand by Ruituo.

During the three months ended March 31, 2011, the Company fully settled the account payables due to two of its affiliates, Beiguo and Renbai, companies affiliated with Mr. Li, and Mr. Thomas Luen-Hung Lau, a director of AutoChina. Each of Mr. Li and Mr. Lau hold 19.60% and 21.71%, respectively, of indirect beneficial ownership in Beiguo and Renbai. The financing arrangement was established for our purchase of commercial vehicles for leasing as part of the commercial vehicle sales, servicing, leasing and support business in prior period. As of December 31, 2010, the aggregate amounts due to Beiguo and Renbai was approximately $0.1 million.  The Company expects to not continue relying on this financing arrangement with Beiguo and Renbai in the foreseeable future.

As of March 31, 2011, the Company’s oustastanding borrowings from affiliates amounted to $61.6 million, $3.1 million and $3.2 million from Honest Best, Hebei Kaiyuan and Kaiyuan Shengrong, respectively. Honest Best is the parent company of AutoChina and it is controlled by ACG’s former ultimate shareholder prior to our acquisition of ACG, Ms. Yan Wang. Hebei Kaiyuan and Kaiyuan Shengrong are indirectly controlled by Mr. Li. Each of these loans was entered into to satisfy the Company’s short-term capital needs. The amount due to Honest Best bears the interest rate of 3.95% per annum, unsecured and due on demand. The amount due to Hebei Kaiyuan is non-interest bearing, unsecured and due on demand. The amount due to Kaiyuan Shengrong bears the interest rate of 5.31% per annum, adjustable in connection with the basis rate established by the People’s Bank of China, unsecured and will be due in July 2011.

As of March 31, 2011, the Company had short-term borrowings of $156.1 million, including $117.5 million in loans from various Chinese banks, $38.6 million in lease securitization borrowings. In addition, the Company also had long-term borrowings of $42.7 million from a Chinese bank.

After taking into consideration our lease securitization program, our financing arrangement with our affiliates, our existing cash resources, we believe we have adequate sources of liquidity to meet our short-term obligations and working capital requirements for at least the next 12 months. However, the Company may elect to obtain addition funding to expand and grow its operations, which may include borrowings from financial institutions and/or the sale of equity.

Working Capital

As of March 31, 2011 and December 31, 2010, the Company had working capital of $132.1 million and $128.2 million, respectively.

As a result of the increase borrowings from the affiliates and accounts payable, related parties during the first quarter 2011, the Company received a net increase of $31.8 million. It provided additional funds to finance the Company’s operations, and the draw down of additional fund from the banking facilities during the first quarter of 2011, have also provided additional capital to support operations.

The Company anticipates that it will have adequate sources of working capital in the foreseeable future. However, the Company may elect in the future to obtain addition funding to expand and grow its operations, which may include borrowings from financial institutions and/or the sale of equity.

Financial Condition

The following table sets forth the major balance sheet accounts of the Company at March 31, 2011 and December 31, 2010 (in thousands):

	As of
	March 31,	December 31,
	2011	2010

Assets:
Cash and cash equivalents	$86,088	$30,931
Accounts receivable	26,311	22,101
Net investment in sales-type leases	455,838	424,113
Property, equipment and improvements, net	$2,818	$2,669
Liabilities:
Accounts payable, related parties	$57,467	$16,202
Short-term borrowings	156,076	117,485
Long-term borrowings	42,706	42,485
Due to affiliates	$67,813	$77,295

Accounts receivable represents the receivable from value-added services and the overdue net investment in a sales-type lease. The increase of the accounts receivable to $26.3 million as of March 31, 2011, an increase of $4.2 million (19.0%) as compared with December 31, 2010 was mainly related to the increment of the receivable from value-added services resulted from the increased operation in value-added services overall the period.

Net investment in leases began in March 2008 as a result of the commercial vehicles sales, servicing and leasing business under which the Company entered into monthly installment arrangements with customers for a 2-year period. As the Company continued to experience significant growth in revenue and number of lease contracts signed throughout past periods, the portfolio balance of net investment in leases increased accordingly.

Property, equipment and improvements increased to $2.8 million as of March 31, 2011, an increase of $0.1 million (5.6%) as compared with December 31, 2010. The increased expenditures primarily relates to costs associated with expanding a number of commercial vehicle sales, servicing, leasing and support centers during the period.

Accounts payable, related parties were related to the financing arrangement for the Company’s purchase of commercial vehicles for leasing as part of the commercial vehicle sales, servicing, leasing and support business. It has increased from $16.2 million to $57.4 million on March 31, 2011, an increase of $41.2 million, or 254.7%, as compared with December 31, 2010. Such amounts were primarily related to the payables for its affiliate, Ruituo, to purchase the leased commercial vehicles.

Short-term borrowings represent loans from various banks and lease securitization borrowings arranged by the Trustee in the PRC. Short-term borrowings were used for working capital and capital expenditures purposes. The borrowings increased to $156.1 million as of March 31, 2011, from $117.4 million in December 31, 2010, because the Company was granted additional banking facilities from a PRC bank during the period. In addition, beginning in November 2010, the Company began engaging the Trustee to securitize part of its lease receivables for borrowings. The lease securitization borrowings increased from $13.9 million to $38.6 million. The term of the resultant outstanding loans ranged from 6 months to 1 year and will begin to expire in May 2011. The Company has fully repaid a short-term loan due to a third party borrower in the amount of $9.6 million in March 2011.

Long-term borrowings loans represent loans from a PRC bank that were used for working capital purposes. The loans increased to $42.7 million as of March 31, 2011 from $42.4 million in December 31, 2010, as a result of foreign translation difference. The term of the outstanding loan will expire in August 2012.

The Company’s borrowings fluctuate primarily based upon a number of factors, including (i) revenues, (ii) changes in accounts and lease receivables, (iii) capital expenditures, and (iv) deposits adjusted for changes in inventories. Historically, income from operations, as well as borrowings on the revolving credit facilities, has funded accounts and lease receivables growth, inventory growth and capital expenditures.

The following table sets forth certain historical information with respect to the Company’s statements of cash flows (in thousands):

	Three months ended March 31,
	2011	2010
Net cash used in operating activities	$(23,049)	$(50,220)
Net cash provided by (used in) investing activities	8,560	(2,983)
Net cash provided by financing activities	69,565	111,612
Effect of exchange rate change	81	(7)

Net increase in cash and cash equivalents	$55,157	$58,402

Operating Activities. The Company used $23.0 million in operating activities for the three months ended March 31, 2011, as compared to $50.2 million for the three months ended March 31, 2010, representing a decrease of $27.1 million. This decrease in cash flows used in operating activities was attributable primarily to the reduction growth of net investment in sales-type leases, as a result of the slowdown of the business expansion during the period.

In the three months ended March 31, 2011, the Company used $23.0 million in operating activities. During this period, the Company had net income of $10.0 million. In addition, the Company increased the net investment in sales-type leases by $29.6 million, increased the accounts receivable by $4.4 million, increased prepaid expense and other current assets by $4.7 million. However, there were increases in other payable and accrued liabilities of $2.1 million and increase in customer deposits by $1.1 million. The remaining balance of $2.5 million arose from changes in inventories, accounts payable, income tax payable, depreciation and amortization and other items.

In the three months ended March 31, 2010, the Company used $50.2 million in operating activities. During this period, the Company had net income of $6.2 million. In addition, the Company increased the net investment in sales-type leases by $54.8 million and decreased trade notes payables by $12.4 million. However, there were increases in customer deposits of $1.7 million, and decrease in deposits for inventories by $9.3 million. The remaining balance of $0.2 million arose from changes in prepaid expenses and other current assets, inventories, accounts payable, note receivable, income tax payable, depreciation and amortization and other items.

Investing Activities. Net cash provided by investing activities was $8.6 million in the three months ended March 31, 2011 and the net cash used in investing activities was $3.0 million in the three months ended March 31, 2010.

In addition to the purchase of property, equipment and improvements by $0.4 million, the decrease of $9.0 million in the security deposits, which was previously paid for securing a short-term third party borrowing, have affected the net cash provided by investing activities in current period.

Financing Activities . Net cash provided by financing activities was $69.6 million in the three months ended March 31, 2011 and $111.6 million in the three months ended March 31, 2010. During the three months ended March 31, 2011, the Company increased total net borrowings by $37.8 million and obtained net proceeds of $41.6 million from its affiliates, Ruituo and Beiguo, for the financing arrangement to purchase commercial vehicles. In addition, the Company received proceeds of $61.6 million from its affiliate, Honest Best, and repaid $71.4 million to other affiliates, Hebei Kaiyuan and Kaiyuan Shengrong. During the three months ended March 31, 2010, the Company increased the total net borrowings by $42.2 million, received the total net proceeds of $86.7 million from the issuance of shares through the exercise of warrants in January 2010 and a registered direct offering completed in March 2010 (including $10.1 million proceeds from the shares issued through the exercise of warrants received in December 2009). The Company has also obtained additional funds in the amount of $2.3 million from our affiliates, Beiguo and Renbai, through certain financing arrangement, and repaid its affiliates, Hebei Kaiyuan and Mr. Li, an aggregate of $9.5 million.

Historically, most or all of available cash is used to fund the investment in sales-type leases, inventory growth and for capital expenditures. To the extent the investment in sales-type leases and inventory growth and capital expenditures exceed income from operations, generally the Company increases the borrowings under facilities and from affiliates.

The Company leases all of the properties where commercial vehicle sales, servicing, leasing and support centers are located. It expects to continue to lease the majority of the properties where new stores or centers are located.

At March 31, 2011, the Company had $86.1 million of cash on hand, with $12.8 million of cash held in Renminbi. On a short-term basis, the Company’s principal sources of liquidity include income from operations, short-term and long-term borrowings from financial institutions including accounts payable, related party, and third party lease securitization borrowings. On a longer-term basis, the Company expects its principal sources of liquidity to consist of income from operations, borrowings from financial institutions and lease securitization, affiliates and/or fixed interest term loans. Further, the Company believes, if necessary, it could raise additional capital through the issuance of debt and equity securities.

The Company expects to use cash to (i) increase its net investment in sales-type leases in line with its revenue growth, and (ii) purchase property and equipment and make improvements on existing property in the next 12 months in connection with adding 200 to 250 commercial vehicle sales, servicing, leasing and support centers and expect to use additional $1.8 million to $2.3 million as capital expenditure for the expansion. We believe that we have adequate liquidity to satisfy our capital needs for the near term, however we may need to raise additional capital to maintain our high rate of growth.

AutoChina’s borrowings primarily consisted of (i) Short-term borrowings; (ii) Long-term borrowings; (iii) Accounts payable, related parties; and (iv) due to affiliates.

Short-term borrowings. Short-term borrowings represented loans from various financial institutions and lease securitization borrowings that were used for working capital and capital expenditures purposes. The loans from various financial institutions bear interest at rates ranging from 5.31% to 6.67% as of March 31, 2011 and have terms within one year. Lease securitization borrowings bear interest at a rate of 9.81% as of March 31, 2011, are denoted in RMB and have terms within one year.

Long-term borrowings. Long-term borrowings represented bank loans from a PRC bank that was used for working capital purposes, are denoted in RMB and have terms between one to two years. The loans bear interest at an average rate of 6.71% as of March 31, 2011 and will expire in August 2012.

Accounts payable, related parties. Accounts payable from related parties was primarily related to the payables for purchase of commercial vehicles for leasing due to an affiliate, Ruituo, a company which is controlled by Mr. Li. The amount arose since the fourth quarter of 2010 and is non-interest bearing. In addition, the payable balances is unsecured and due on demand by Ruituo. The Company expects to continue relying on the financing from Ruituo in the foreseeable future.

Due to affiliates. Due to affiliates was primarily related to a short-term advance from AutoChina’s parent company, Honest Best. The amount bears the interest of 3.95% per annum, unsecured and due on demand by Honest Best. The Company may continue relying on the financing from Honest Best in the foreseeable future.

The Company’s borrowings fluctuate based upon a number of factors including (i) revenues, (ii) change of net investment in sales-type leases, (iii) capital expenditures, and (iv) inventory and deposits for inventories changes. Historically, income from operations, as well as borrowings on the revolving credit facilities, have driven account and lease receivables growth, inventory growth and capital expenditures.

Cash and cash equivalents as of March 31, 2011 are mainly held by the Company’s subsidiaries and variable interest entities. These cash balances cannot be transferred to the Company by loan or advance according to existing PRC laws and regulations. However, these cash balances can be utilized by the Company for its normal operations pursuant to the Enterprise Agreements.

  Regulations on Dividend Distribution

The principal laws and regulations in China governing distribution of dividends by foreign-invested companies include:

	The Sino-foreign Equity Joint Venture Law (1979), as amended;

	The Regulations for the Implementation of the Sino-foreign Equity Joint Venture Law (1983), as amended;

	The Sino-foreign Cooperative Enterprise Law (1988), as amended;

	The Detailed Rules for the Implementation of the Sino-foreign Cooperative Enterprise Law (1995), as amended;

	The Foreign Investment Enterprise Law (1986), as amended; and

	The Regulations of Implementation of the Foreign Investment Enterprise Law (1990), as amended.

Under these regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless such reserve funds have reached 50% of their respective registered capital. These reserves are not distributable as cash dividends.  Each of our PRC subsidiaries is continuing to make contributions to their respective reserve funds as they have not reached the 50% threshold, which contributions we record as contributions to equity.

Contractual Payment Obligations

The following is a summary of the Company’s contractual obligations as of March 31, 2011 (in thousands):

	Payments due by period
	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years

Operating leases	$2,124	$1,142	$966	$16	$—
Short-term borrowings	156,076	156,076	—	—	—
Accounts payable, related parties	57,467	57,467	—	—	—
Due to affiliates	67,813	67,813	—	—	—
Long-term borrowings	42,706	—	42,706	—	—
Other long-term liabilities	286	—	286	—	—
Net deferred income tax liabilities	397	—	397	—	—

Total	$326,869	$282,498	$44,355	$16	$—

The Company leases certain facilities under long-term, non-cancelable leases and month-to-month leases. These leases are accounted for as operating leases.

Off-Balance Sheet Arrangements

None.

Recently Adopted Accounting Pronouncements

In September 2009, the Financial Accounting Standard Board (the “FASB”) issued Accounting Standards Update (“ASU”) 2009-13, “Multiple-Deliverable Revenue Arrangements — a consensus of the FASB Emerging Issues Task Force” (ASU 2009-13). It updates the existing multiple-element revenue arrangements guidance currently included under ASC 605-25, which originated primarily from the guidance in EITF Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (EITF 00-21). The revised guidance primarily provides two significant changes: 1) eliminates the need for objective and reliable evidence of the fair value for the undelivered element in order for a delivered item to be treated as a separate unit of accounting, and 2) eliminates the residual method to allocate the arrangement consideration. In addition, the guidance also expands the disclosure requirements for revenue recognition. ASU 2009-13 became effective January 1, 2011 and did not have a significant impact on the Company’s financial position, results of operations or cash flows

In April 2010, the FASB issued ASU 2010-13, “Compensation – Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades” (ASU 2010-13). ASU 2010-13 provides guidance on the classification of a share-based payment award as either equity or a liability. A share-based payment that contains a condition that is not a market, performance, or service condition is required to be classified as a liability. ASU 2010-13 became effective January 1, 2011 and did not have a significant impact on the Company’s financial position, results of operations or cash flows.

In July 2010, the FASB issued ASU 2010-20, “Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses” (ASU 2010-20). ASU 2010-20 requires entities to provide disclosures designed to facilitate financial statement users’ evaluation of (i) the nature of credit risk inherent in the entity’s portfolio of financing receivables, (ii) how that risk is analyzed and assessed in arriving at the allowance for credit losses and (iii) the changes and reasons for those changes in the allowance for credit losses. Disclosures must be disaggregated by portfolio segment, the level at which an entity develops and documents a systematic method for determining its allowance for credit losses, and class of financing receivable, which is generally a disaggregation of portfolio segment. The required disclosures include, among other things, a rollforward of the allowance for credit losses as well as information about modified, impaired, non-accrual and past due loans and credit quality indicators. ASU 2010-20 is effective for the Company’s financial statements as of December 31, 2010, as it relates to disclosures required as of the end of a reporting period. Disclosures that relate to activity during a reporting period is required for the Company’s financial statements that include periods beginning on or after January 1, 2011 and did not have a significant impact on the Company’s financial position, results of operations or cash flows.

In December 2010, the FASB issued ASU 2010-28, “Intangibles – Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts” (ASU 2010-28). The objective of this update is to address questions about entities with reporting units with zero or negative carrying amounts because some entities concluded that Step 1 of the test is passed in those circumstances because the fair value of their reporting unit will generally be greater than zero. The amendments in this update modify Step 1 of the goodwill impairment test for reporting with zero or negative carrying amounts. The amendments in this update became effective January 1, 2011. The Company does not have any goodwill, therefore, ASU 2010-28 will not apply and there will be no impact on the financial position, results of operation or cash flows.

In December 2010, the FASB issued ASU 2010-29, “Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations” (ASU 2010-29). The objective of this update is to address diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. The amendments in this update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting only. This update also expands supplemental pro forma disclosures under Topic 805. These amendments are effective prospectively for business combinations for which the acquisition date is on or after January 1, 2011 and did not have a significant impact on the Company’s financial position, results of operations or cash flows.

Recently Issued Accounting Pronouncements

Management does not believe that any other recently issued, but not yet effective, accounting standards or pronouncements, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

Critical Accounting Policies and Estimates

The discussion and analysis of the Company’s financial condition and results of operations is based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to accounts receivable and the related provision for doubtful accounts, tangible and intangible long-lived assets, the assessment of the valuation allowance on deferred tax assets, the purchase price allocation on acquisitions, and contingencies and litigation, among others. The Company bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The Company believes that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of its consolidated financial statements: long-lived assets, income taxes and accounts receivable.

Impairment of long-lived assets. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition where the fair value is lower than the carrying value, measurement of an impairment loss is recognized in the statements of operations for the difference between the fair value, using the expected future discounted cash flows, and the carrying value of the assets. No impairment of long-lived assets was recognized for the periods presented.

Income Taxes. The Company accounts for income taxes in accordance with GAAP, which require recognition of deferred tax assets and liabilities for the expected future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date. A valuation allowance is established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Provision for accounts receivable and net investment in sales-type lease. Accounts receivables are unsecured, are stated at the amount the Company expects to collect from the value added services and the past due net investment in sales-type leases. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company evaluates the collectability of its accounts receivable based on a combination of factors, including customer credit-worthiness, residual value of the commercial vehicles under lease and historical collection experience. Management reviews the receivable and adjusts the allowance based on historical experience, financial condition of the customer and other relevant current economic factors. For net investment in sales-type lease and receivable from value-added services is considered impaired, based on current information and events, if it is probable that we will be unable to collect all amounts due according to the contractual terms of the lease. The net investment in sales-type lease and receivable from value-added services will be reviewed for impairment. It included the lease that are default, non-performing or in bankruptcy. Based on the non-performing loan experience on the non-performing loans from those leases that were either matured or in the stage that were close to maturities, the Company also assesses and applies general provision for performing loans. Recognition of income is suspended and lease is placed on non-accrual status when management determines that collection of future income is not probable. Accrual is resumed, and previously suspended income is recognized, when the lease becomes contractually current and/or collection doubts are removed. Cash receipts on impaired leases are recorded against the receivable and then to any unrecognized income. As of March 31, 2011 and December 31, 2010, the management reviewed historical trend of collectability of the account receivable and net investments in sales-type leases balances and provided $2,475 and $1,745 allowance for the uncollectible receivables, respectively.

Revenue Recognition. The Company recognized the lease financing arrangement as a sales-type lease. For the commercial vehicles financed by the Company, the Company recognized revenue when the following conditions are met: a) When the lease contract is signed, b) When the customer has taken possession of the vehicle, and c) Only if the collectability of owed amounts are reasonably assured. The Company recognized the revenue using the fair value of the commercial vehicles which is by reference with the retailed market price. The Company also records the sale of the GPS tracking unit sold to the lessee upon the transfer of the title and delivery of the product. These sales revenues are recorded as “Commercial Vehicles”.

The agency income generated from the purchase and sales of commercial vehicles and trading materials to affiliates are considered as agency sales and the revenue generated on such transactions are recorded upon the completion of the agency transaction. Under ASC 605-45, “Reporting Revenue Gross as a Principal versus Net as an Agent”, the sales transaction by the Company to its affiliates, Beiguo, Renbai and Hebei Kaiyuan are considered as agency sales and the revenue generated on such transactions are recorded at net basis.

A membership fee is charged to all lessees for the privilege of utilizing the Company’s store branch network for services which include general support services, licensing and permit services, insurance services and registration services. The membership fee is charged and collected by the Company when a sales-type lease is signed. The Company records the amount as a deduction of minimum lease payment receivable. Revenue from our membership fee is deferred and recognized ratably over the term of the sales-type lease. The interest collected from the sale-type lease is recognized into revenue based on the effective interest rate method over the term of the financing arrangement. Management servicing fees are recognized when services are rendered. The Company also receives commissions from insurance institutions for referring its customers to buy auto insurance. Commission income is recorded when the insurance contract is signed and the insurance premium is paid to the insurance company. Revenue from our tires, fuel, insurance and second hand vehicles financing services that is charged and collected at the beginning of the financing period is deferred and recognized ratably based on the effective interest rate method over the term of the financing period.

The membership fee, interest from sales-type lease, management servicing fee, commission fee and revenues from tires, fuel and insurance financing services are recorded as “Finance and insurance”.

Penalty income generated from the lessees for late payment is recognized when the payment is overdue and the collectability is reasonably assured. This income is recorded as “Other income”.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

AutoChina’s exposure to interest rate risk primarily relates to its outstanding debts and interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. AutoChina has not used derivative financial instruments in its investment portfolio. Interest-earning instruments carry a degree of interest rate risk. As of March 31, 2011, AutoChina’s total outstanding interest-bearing loans amounted to $263.5 million with interest rates in the range of 3.95% to 9.81% per annum.  AutoChina has not been exposed, nor does it anticipate being exposed, to material risks due to changes in market interest rates.

Credit Risk

AutoChina is exposed to credit risk from its cash and cash equivalents, accounts receivable and net investments in sales-type leases. The credit risk on cash and cash equivalents is limited because the counterparties are recognized financial institutions. Accounts receivable and net investments in sales-type leases are subjected to credit evaluations and evaluation analysis on the residual value of the relevant leased commercial vehicles. An allowance would be made, if necessary, for estimated irrecoverable amounts by reference to past default experience, if any, and by reference to the current economic environment.

Foreign Currency Risk

Substantially all of AutoChina’s revenues and expenditures are denominated in Renminbi. As a result, fluctuations in the exchange rate between the U.S. dollars and Renminbi will affect AutoChina’s financial results in U.S. dollars terms without giving effect to any underlying change in AutoChina’s business or results of operations. The Renminbi’s exchange rate with the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. The exchange rate for conversion of Renminbi into foreign currencies is heavily influenced by intervention in the foreign exchange market by the People’s Bank of China. From 1995 until July 2005, the People’s Bank of China intervened in the foreign exchange market to maintain an exchange rate of approximately 8.3 Renminbi per U.S. dollar. On July 21, 2005, the PRC government changed this policy and began allowing modest appreciation of the Renminbi versus the U.S. dollar. However, the Renminbi is restricted to a rise or fall of no more than 0.5% per day versus the U.S. dollar, and the People’s Bank of China continues to intervene in the foreign exchange market to prevent significant short-term fluctuations in the Renminbi exchange rate. Nevertheless, under China’s current exchange rate regime, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.

Net income for the three months ended March 31, 2011 of RMB65.8 million is reported as $9,998,000 based on the 2011 year-to-date average Renminbi to U.S. dollar exchange rate of 6.5846.  Net income would increase $48,000 to $10,046,000 based on the March 31, 2011 exchange rate of 6.5564 Renminbi per U.S. dollar.  However, net income would decrease $2,319,000 to $7,679,000 based on the pre-July 2005 exchange rate of 8.3000 Renminbi per U.S. dollar.

Net income for the three months ended March 31, 2010 of RMB42.6 million is reported as $6,246,000 based on the 2010 first quarter -to-date average Renminbi to U.S. dollar exchange rate of 6.8267.  Net income would increase $1,000 to $6,247,000 based on the March 31, 2010 exchange rate of 6.8259 Renminbi per U.S. dollar.  In additional, net income would decrease $1,294,000 to $4,952,000 based on the pre-July 2005 exchange rate of 8.3000 Renminbi per U.S. dollar.

Very limited hedging transactions are available in China to reduce AutoChina’s exposure to exchange rate fluctuations. To date, AutoChina has not entered into any hedging transactions in an effort to reduce its exposure to foreign currency exchange risk. While AutoChina may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedging transactions may be limited and it may not be able to successfully hedge its exposure at all. In addition, AutoChina’s currency exchange losses may be magnified by PRC exchange control regulations that restrict its ability to convert Renminbi into foreign currency.

Seasonality

The Company’s first fiscal quarter (January through March) and third fiscal quarter (July through September) are expected to be slower for commercial vehicles sales. Conversely, AutoChina’s second fiscal quarter (April through June) and fourth fiscal quarter (October through December) are expected to have stronger sales. Therefore, the Company generally expects to realize a higher proportion of its revenue and operating profit during the second and fourth fiscal quarters. The Company expects this trend to continue in future periods. If conditions arise that impair vehicle sales during the second to fourth fiscal quarters, the adverse effect on its revenues and operating profit for the year could be disproportionately large.

Impact of Inflation

Inflation has not historically been a significant factor impacting the Company’s results.

Exhibits.

Exhibit No.	Description
99.1	Press Release dated June 6, 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AutoChina International Limited

By:	/s/ Yonghui Li
Name: Yonghui Li
Title: Chairman and Chief Executive Officer

Dated: June 6, 2011